This filing is made pursuant to Rule 424(b)(5)

under the Securities Act of 1933 in connection
with Registration No. 333-114671

The information in this preliminary prospectus supplement and accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with and has been declared effective by the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated November 12, 2004

Prospectus Supplement

(To Prospectus Dated October 14, 2004)

25,000,000 shares

Coeur d’Alene Mines Corporation

Common stock

$                  per share

Coeur d’Alene Mines Corporation is offering 25,000,000 shares.

Our common stock is listed on the New York Stock Exchange under the symbol “CDE.” On November 11, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $5.12 per share. We have applied to list our common stock on the Toronto Stock Exchange. Listing will be subject to our fulfillment of all listing requirements of the Toronto Stock Exchange.

	Per share	Total

Price to the Public	$	$
Underwriting discount
Proceeds to Coeur d’Alene Mines Corporation, before expenses

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 3,750,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

In addition to the underwriting discount, the underwriters will receive a commission from investors in the amount of $           for each share of common stock sold to those investors in the offering.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-18.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the related prospectus. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

CIBC World Markets	JPMorgan

Co-Managers

Bear, Stearns & Co. Inc.	Harris Nesbitt

November      , 2004

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information, We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of its respective date or on the date which is specified in those documents.

Table of contents

Prospectus supplement

Prospectus

Forward-looking statements	1
About this prospectus	1
The company	3
Use of proceeds	3
Ratio of earnings to fixed charges	4
Risk factors	5
Description of debt securities	14
Description of warrants	19
Description of capital stock	21
Plan of distribution	23
Legal matters	24
Experts	24
Where you can find more information	24
Incorporation of certain documents by reference	25

About this prospectus supplement

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering and some of which has been replaced or superseded by information in this prospectus supplement or in the documents incorporated by reference herein.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Prospectus supplement summary

This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus carefully, as well as the documents incorporated by reference, before making an investment decision. Unless otherwise indicated, the words “we,” “our,” “us,” “Coeur” and “the Company” refer to Coeur d’Alene Mines Corporation.

Our business

We are the world’s largest primary silver producer and are engaged in the exploration, development and operation of silver and gold mining properties located in the United States, Chile, Argentina and Bolivia. In 2003 and during the first nine months of 2004, we produced 14.2 million and 9.8 million ounces of silver, respectively, and 119,518 and 82,277 ounces of gold, respectively. For fiscal year 2004, we expect to produce 13.7 million ounces of silver and 132,000 ounces of gold at a cash cost per silver ounce of $3.41. Our production comes from two mines located in South America, Cerro Bayo and Martha, and two mines located in the United States, Rochester and Silver Valley, which together provide a diversified source of revenue both geographically and by metal. Exploration at our Cerro Bayo, Martha and Silver Valley properties has continued to generate positive results at relatively low discovery costs, and we anticipate the continued addition of high-grade reserves at these properties.

In addition to our operating mines, we own two development properties, the San Bartolomé silver project in Bolivia and the Kensington gold property in Alaska. We have completed an updated feasibility study for the San Bartolomé project, and expect to make a construction decision by year end 2004. Pending the construction decision, production is expected to commence at San Bartolomé in 2006. We expect to receive all remaining permits for the Kensington gold property during the first quarter of 2005, and to make a construction decision shortly thereafter, with initial production anticipated in 2006. We directly or indirectly own 100% of all of our existing production and development properties. We believe the development of these properties will significantly increase our annual silver and gold production from current levels.

We were incorporated in Idaho in 1928. Our principal executive office is located at 505 Front Avenue, P.O. Box I, Coeur d’Alene, Idaho 83814 and our telephone number is (208) 667-3511. Our website is www.coeur.com. Information contained in the website is not incorporated by reference into this prospectus supplement or the related prospectus, and you should not consider information contained in the website as part of this prospectus supplement or the related prospectus.

Our common stock has been listed on the New York Stock Exchange since April 18, 1990 under the symbol CDE. We have applied to list our common stock on the Toronto Stock Exchange. Listing will be subject to our fulfillment of all listing requirements of the Toronto Stock Exchange.

Our strategy

Our business objective is to expand our position as the world’s leading primary silver producer and a growing gold producer. Our financial objective is to increase cash-flow and earnings per share by utilizing the exploration, development and production expertise of our management team. We intend to achieve our business and financial goals through:

•  Increasing our silver and gold production and reserves by expanding upon the ore reserve/mineralized material bases located at our operating mines;

•  Decreasing consolidated cash costs at our mining operations by focusing on increasing operating efficiencies;

•  Transforming development stage properties into producing mines;

•  Continuing to explore for new silver and gold discoveries, primarily near our existing mine sites; and

•  Selectively acquiring silver and gold mines, development projects, exploration properties or mining companies and businesses with the potential to expand our reserve and production base and reduce our total costs.

Principal operating properties

Cerro Bayo Mine, Chile

We believe the Cerro Bayo mine is one of the lowest cost silver mines in the world. We produce silver and gold at Cerro Bayo from high-grade silver and gold ores, which we mine from both surface and shallow underground workings. To date, we have focused mining operations on three high-grade vein systems — Lucero, Javiera and Wendy. We process the ore in a standard flotation process mill located on site. The mill has a design capacity of 1,650 tons per day and produces a high-grade silver and gold concentrate for sale to third party smelters. The Cerro Bayo mill processes ore mined on the Cerro Bayo property and ore from the Martha mine. Our metallurgical recovery rates are currently 94% for silver and 91% for gold. In 2000, we discovered the Cerro Bayo mineral deposits on the east side of the property and began initial mining on the Lucero vein in late 2001. Since then, we have expanded the mining operation as new veins have been discovered and have developed access points in close proximity to the existing mine infrastructure.

Our exploration programs have continuously been producing positive results. In 2004, we have already replaced what we expect to mine this year with new reserves. In 2003, we spent approximately $2.0 million for exploration and completed 132,000 feet of core drilling in 357 holes. This exploration program resulted in an expansion of reserves and mineralized material. Since 2002, reserves at Cerro Bayo (including production) have increased by more than 150%. Finding costs of new mineralized material have been low, at less than $0.10 per silver equivalent ounce. In 2004, we expect to spend $2.2 million for exploration and $1.7 million for reserve development at Cerro Bayo. This investment represents the first year of a three-year exploration plan designed to achieve a reserve and mineralized material level equal to at least three years of production. Developing minable reserves beyond a three-year time horizon is not practical given the nature of our vein deposits, as is the case with other high grade mines.

Numerous epithermal veins located within the 118 square mile property package in the Cerro Bayo district offer exploration and development opportunities for us. To date, we have discovered over 100 veins, the majority of which are located within nine miles of our existing mining and processing infrastructure. We have focused our exploration efforts to date on a small percentage of these veins within the prospective Cerro Bayo trend, and other parts of the district.

Martha Mine, Argentina

We believe the Martha mine is one of the highest grade silver mines in the world. We currently mine ore from the surface and underground at Martha. Since we commenced production at the Martha mine, we have mined 56,000 tons of ore with an average grade of 88.2 silver equivalent ounces per ton.

We transport ore mined at the Martha mine by truck for processing at the Cerro Bayo mill, which is located 270 miles northwest of the Martha mine. The transport costs to ship the ore to the Cerro Bayo mill from the Martha mine have necessitated a focus on the highest grade portions of the veins discovered at the Martha mine; however, lower grade mineralized material exists, but is not included in reserves.

In June 2002, we commenced shipping of high-grade Martha mine ore to the Cerro Bayo mill. All of the production came from the Martha vein, which was one of six known veins on the Martha mine property prior to our acquisition of the property. Also in 2002, exploration discovered both extensions of the Martha mine vein and the R4 Zone within the vein, which is located only 300 feet southwest of the main Martha mine mining areas. During 2003, we spent $0.5 million on exploration at the Martha mine, yielding positive additions to our reserves and mineralized material.

In 2004, similar to Cerro Bayo, we embarked on the first year of a three-year exploration program to extend the mine life at the Martha mine to three years. During 2004, we expect to spend $1.7 million for the discovery of new mineralization and $0.6 million for reserve development. We have already discovered two new veins this year and plan to conduct further evaluation drilling with the goal of adding these veins to our reserve base. Since the acquisition of the Martha mine, we have increased ore reserves (including production) by nearly 200% through focused exploration and evaluation drilling. Finding costs of new mineralized material have been low at $0.25 per silver equivalent ounce discovered. Based on reserves and mineralized material discovered to date, the mine life at the Martha mine has been extended to at least mid 2006.

The Martha mine property is large, covering 145,000 acres of highly prospective geology for silver mineralization. To date, we have focused our exploration on the immediate Martha Mine area, which covers 100 acres. In addition, we own 186,000 acres of exploration stage properties in Santa Cruz province, which we identified as containing good prospective geology through our own reconnaissance.

Production at the Cerro Bayo and Martha mines

We report production from the Cerro Bayo and Martha mines on a combined basis. We estimate production in 2004 to be 4.7 million ounces of silver and 56,000 ounces of gold at a cash cost per ounce of silver of $2.10.

Cerro Bayo/ Martha Mines—Proven and probable ore reserves and Mineralized material at December 31, 2003

	Proven and
	probable ore	Mineralized
	reserves	material

Tons (000’s)	661	3,499
Ounces of silver per ton	10.18	5.32
Contained ounces of silver (000’s)	6,726	–
Ounces of gold per ton	0.14	0.10
Contained ounces of gold	95,000	–

Rochester, Nevada

The Rochester mine is a silver and gold surface mining operation located in northwestern Nevada. We believe it is one of the largest primary silver mines in the United States. We commenced operations at Rochester in 1986, and it continues to be a stable base of silver and gold production for us. During 1999, we acquired the mineral rights to the Nevada Packard property, which is located 1.5 miles south of the Rochester mine.

The Rochester property consists of 16 patented and 541 unpatented contiguous mining claims and 54 mill-site claims, totaling approximately 11,000 acres. We utilize the heap leaching process at the mine to extract both silver and gold from ore mined using conventional open pit methods. We crush ore to approximately  3/8 inch and then transport it by conveyor to a loadout facility, where it is transferred to 150 ton trucks. The trucks transport the ore to leach pads where we apply a solution, via drip irrigation, to dissolve the silver and gold contained in the ore. We haul some low-grade ores directly, as run-of-mine ore, which does not undergo any crushing, to leach pads, where solution is applied to dissolve the silver and gold contained in the ore. We pump the solutions containing the dissolved silver and gold to a processing plant where zinc precipitation is used to recover the silver and gold from solution.

Based upon actual operating experience and metallurgical testing, we estimate recovery rates of 61.5% for silver and 93% for gold on crushed ore. The leach cycle at the Rochester mine requires approximately seven years from the time ore is placed on the leach pad until the ultimate recovery is achieved. However, a significant proportion of metal recovery occurs in the early years.

During 2003, we relocated and upgraded our existing crushing facility to access a portion of the reserves contained beneath the existing crusher and to expand our leach pad, all at an estimated cost of approximately $11.3 million. As a result, during the first nine months of 2004, production was lower, and per ounce operating costs were higher, than historically experienced. We completed the crusher relocation project during the fourth quarter of 2003 and commenced loading higher-grade ores on the leach pad. During the third quarter of 2004, silver and gold from these high-grade ores began to be recovered as doré as a result of the completion of two new expansion areas on our leach pads coupled with the placement of high-grade silver ore from Nevada Packard and high-grade gold from the crusher relocation area in these areas. We expect that production levels and per ounce operating costs will return to historical levels during the fourth quarter of 2004.

We estimate production at the Rochester mine in 2004 to be 5.5 million ounces of silver and 75,500 ounces of gold at an average cash cost of $3.36 per ounce of silver.

Rochester Mine—Proven and probable ore reserves and Mineralized material at December 31, 2003

	Proven and
	probable ore	Mineralized
	reserves	material

Tons (000’s)	32,563	40,328
Ounces of silver per ton	0.91	0.77
Contained ounces of silver (000’s)	29,596	—
Ounces of gold per ton	0.01	0.006
Contained ounces of gold	283,000	—

Coeur Silver Valley, Idaho

We own and operate the Galena underground silver mine and the Coeur and Caladay properties that adjoin the Galena mine. The formerly producing Coeur mine borders the Galena mine to the west and the Caladay shaft and property border the Galena mine to the east. Additionally, we have operating control of several contiguous exploration properties in the Coeur d’Alene Silver Mining District of Idaho. Historically, the Coeur d’Alene Silver Mining District has been one of the most prolific silver producing areas in the world. Our properties in this area have produced approximately 160 million ounces of silver over the past 50 years. In addition to operating the Galena mine, we focus our efforts on discovering and developing new sources of silver mineralization within current and past producing properties. Given the existing production infrastructure, ore grade mineralization can be quickly and efficiently developed and brought into production.

The Galena mine utilizes both conventional and mechanized mining methods to extract ore from the high-grade silver vein deposits. The mine has two vertical shafts to transport mined ore to the surface where it is processed. We recover silver in a flotation mill that produces a silver rich concentrate, which we sell to third party smelters in Canada.

During the second half of 2003, we commenced a three year optimization plan designed to discover, develop and mine additional resources we believe exist on the property. We expect production to decrease during this three-year period to approximately 3.6 million ounces annually; however, commencing in 2006, we expect production to increase at lower operating costs.

We believe that there are significant opportunities in the exploration of Silver Valley and the surrounding area. During 2004, we expect to spend $1.3 million for exploration activities at the Galena mine. Initially, we selected seven exploration targets for testing. We have since added four new targets and at mid-year we announced the discovery of new mineralization at the 4000 Level of the Polaris Fault and the 2400 Upper Country Silver Vein. During 2004, we commenced definition drilling at the 4300 to 4600 vein target during the third quarter of 2004, with the goal of defining over one million ounces of new reserves on this target by year end 2004. Drilling year to date at the Galena mine under our optimization plan has already succeeded in identifying reserves to replace 2004 silver production. Finding costs of new mineralized material have been $0.13 per ounce of silver.

At the Coeur mine property, we are targeting an area of potential mineralization, known as the Deep Coeur target, which is located below previously mined areas. In the third quarter of 2004 our initial drilling on the Deep Coeur target intersected an extension of the 483 vein in five of eight holes with thin, high-grade silver (0.9 feet at 51.3 ounces of silver per ton) intersected in one hole. In addition, based on our analysis of the existing Galena mine underground workings and drilling results on the Galena mine property, we believe that geologic conditions similar to those at the Galena mine may extend into the adjacent Caladay property providing future exploration opportunities for us. We have identified a target area, known as the West Caladay, for future drilling as part of our optimization plan.

We estimate production at the Coeur Silver Valley property in 2004 to be 3.5 million ounces of silver at a cash cost of $5.26 per ounce of silver.

Coeur Silver Valley Property—Proven and probable ore reserves and Mineralized material at December 31, 2003(1)

	Proven and
	probable ore	Mineralized
	reserves	material

Tons (000’s)	717	2,252
Ounces of silver per ton	21.54	10.94
Contained ounces of silver (000’s)	15,432	—

(1) At December 31, 2003, only the Galena mine has proven and probable reserves in Coeur Silver Valley.

Operating mine production summary

The following table summarizes our operating mine production for the three years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004:

				Nine months ended
	Year ended December 31,			September 30,

	2003	2002	2001	2004	2003

Cerro Bayo/Martha Mine(1)
Silver ozs	4,868,854	3,112,169	—	3,194,881	3,775,953
Gold ozs	67,155	45,209	—	37,365	52,173
Cash costs per oz./silver	$0.60	$0.38	—	$2.87	$0.73
Rochester Mine
Silver ozs	5,585,385	6,417,792	6,348,292	3,951,428	4,160,993
Gold ozs	52,363	71,905	78,200	44,912	41,237
Cash costs per oz./silver	$4.67	$2.99	$3.09	$4.78	$4.61
Galena Mine
Silver ozs	3,735,663	5,302,721	4,507,652	2,647,240	2,733,716
Cash costs per oz./silver	$4.66	$4.25	$4.62	$5.30	$4.62
Petorca Mine(2)
Silver ozs	—	—	86,599	—	—
Gold ozs	—	—	17,945	—	—
Cash costs per oz./gold	$—	$—	$341	$—	$—
Consolidated
Silver ozs	14,189,902	14,832,682	10,942,543	9,793,549	10,670,662
Gold ozs	119,518	117,114	96,146	82,277	93,410
Cash cost per oz./silver	$3.27	$2.89	$3.71	$4.30	$3.24
Cash cost per oz./gold	$—	$—	$341	$—	$—
Consolidated price
Realized price per ounce of silver	$4.89	$4.63	$4.34	$6.67	$4.77
Realized price per ounce of gold	$345	$311	$275	$401	$339

(1) Commenced production in April 2002.

(2) Shut down operations in August 2001.

See reconciliation of non-GAAP cash costs to GAAP production costs in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended, and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 that are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Note: “Cash Costs per Ounce” are calculated by dividing the cash costs computed for each of our mining properties for a specified period by the amount of silver ounces produced by that property during that same period. Management uses cash costs per ounce produced as a key indicator of the profitability of each of our mining properties. Gold and silver are sold and priced in the world financial markets on a US dollar per ounce basis. By calculating the cash costs from each of our mines on the same unit basis, management can determine the gross margin that each ounce of gold and silver produced is generating.

“Cash Costs” are costs directly related to the physical activities of producing silver and gold and include mining, processing and other plant costs, deferred mining adjustments, third-party refining and smelting costs, marketing expense, on-site general and administrative costs, royalties, in-mine drilling expenditures that are related to production and other direct costs. Sales of by-product metals (primarily gold and copper) are deducted from the above in computing cash costs. Cash costs exclude depreciation, depletion and amortization, corporate general and administrative expense, exploration, interest, and pre-feasibility costs and accruals for mine reclamation. Cash costs are calculated and presented using the “Gold Institute Production Cost Standard” applied consistently for all periods presented.

Total cash costs per ounce is a non-GAAP measurement and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the consolidated financial statements and accompanying footnotes.

Development projects

San Bartolomé, Bolivia

We control the mining rights for the San Bartolomé project, a silver property in Bolivia. We completed a preliminary feasibility study in 2000, which concluded that an open pit mine was potentially capable of producing approximately 6 million ounces of silver annually. During the third quarter of 2003, we retained Flour Daniel Wright and SRK to prepare an updated feasibility study which was completed in October of 2004. Based upon the results of this more recent feasibility study, we estimate the capital cost of the project to be approximately $135 million, the annual production to be approximately 6-8 million ounces of silver over an initial mine life of approximately 14 years, and the cash costs per ounce of silver produced to be approximately $3.65. We received all remaining permits in the second quarter of 2004. We expect to make a construction decision in the fourth quarter of 2004. Based upon the results of previous studies, including the final updated study, we expect construction will take twenty-one months. Commercial production could commence in 2006 based on this construction schedule.

San Bartolomé— Proven and probable ore reserves at December 31, 2003

Proven and
probable ore
reserves

Tons (000’s)	35,274
Ounces of silver per ton	3.48
Contained ounces of silver (000’s)	122,816

Kensington, Alaska

We own the Kensington property, located north of Juneau, Alaska. Based on an updated feasibility study completed in 2004, we estimate cash operating costs of approximately $220 per ounce of gold to produce an average of approximately 100,000 ounces per year for an initial estimated mine-life of 10-15 years. The estimated capital cost of the project is approximately $91.5 million. We expect to obtain all required ancillary permits in the first quarter of 2005 and make a construction decision shortly thereafter. Based upon the results of the feasibility studies, we expect construction to take eighteen months, resulting in the commencement of commercial production in 2006.

During 2004, we have identified numerous high-grade exploration targets contained within the district which have the potential to add approximately 350,000-400,000 ounces of new reserves. A drilling program, which could be completed from existing underground workings and is currently planned for 2005, is expected to cost between $2-$3 million.

Kensington Property— Proven and probable ore reserves and mineralized material at December 31, 2003

	Proven and
	probable ore	Mineralized
	reserves	material

Tons (000’s)	4,113	7,262
Ounces of gold per ton	0.24	0.12
Contained ounces of gold	1,003,000	—

Silver and gold industry fundamentals

Silver Industry Review

Total fabrication demand for silver has historically exceeded mine production by a wide margin. According to the World 2004 Silver Survey, a collaborative report published by the Silver Institute, a worldwide association of silver miners, refiners, fabricators and manufacturers, and GFMS, a global precious metals consultancy, total silver fabrication demand in 2003 was approximately 264 million ounces greater than total silver mine production. The same report shows that annual fabrication demand has exceeded annual mine production by an average of approximately 295 million ounces from 1994 through 2003. Demand for silver is driven by three primary uses — industrial, jewelry and silverware, and photographic fabrication, accounting for an estimated 40%, 31% and 22% of total 2003 demand, respectively. As demand has continued to outpace mine supply, world silver inventories have come under pressure to fulfill the deficit. Management believes this pressure has resulted in stronger silver prices. Silver prices averaged $4.89 per ounce in 2003. Silver prices for 2004 year-to-date through November 11 have averaged $6.58 per ounce, reaching a high for 2004 of $8.23 per ounce on April 6, 2004. On November 11, 2004, the market price of silver was $7.42 per ounce.

Gold Industry Review

Gold continues to be the only monetary asset without implicit issuer or counter-party risk or obligation, and represents a significant proportion of international reserve assets for most national central banks, which hold an estimated 80% of the gold ever mined. The global gold market appears to be in a period of relative strength, driven in part by continued geopolitical uncertainty, low global interest rates and a weakening U.S. dollar. The United States’ current trade account deficit and the impact of the Iraq war on an already elevated budged deficit continue to put pressure on the U.S. dollar and drive demand for gold as a currency hedge. Management believes that overall gold supply is likely to show declines over the next several years, largely due to an absence of significant exploration expenditures and the depletion of existing reserves in older mines. Gold prices averaged $364.05 per ounce for 2003. In the current environment, gold prices have responded favorably, averaging $404.44 per ounce for 2004 year-to-date through November 11, and reaching a high for 2004 of $435.15 on November 9, 2004. On November 11, 2004, the market price of gold was $433.80 per ounce.

Recent developments

Martha mine life extended through mid-2006; Continued reserve expansion

At the Martha mine and surrounding properties in Argentina, exploration continued in the third quarter of 2004 to define new reserves and discover new mineralization. Over 69,200 feet of drilling has been completed through the third quarter of 2004 on all of our properties in Argentina; 85% of which was devoted to the area around the current Martha mine.

The focus of exploration at the Martha mine in the third quarter of 2004 was to expand and define new mineralization discovered earlier this year in the new Francisca and Catalina veins in the R4 Deep area. Results through the third quarter from these two vein discoveries and other areas has extended the mine life at the Martha mine through mid-2006, with additional exploration potential.

Continued reserve expansion at Cerro Bayo

Reserve development drilling accelerated at Cerro Bayo in the third quarter of 2004 and is ahead of planned drill footage for the year. So far in 2004, over 77,000 feet of drilling has taken place at sites near and around current mining areas. Cerro Bayo exploration this year is successfully meeting its budget and has already replaced production for 2004, with drilling to expand on those results scheduled for the remainder of the year.

Also, in the Cerro Bayo district, exploration drilling of new mineralized vein structures returned positive values from Lourdes Norte, Mercedes and Rosario at the east side of the holdings and at Cristal 1000 near the Company’s processing facilities at Laguna Verde to the west. The first hole at Rosario hit 9.8 feet of 0.13 ounces of gold and 8.04 silver ounces per ton. Follow-up drilling is planned for the fourth quarter.

Kensington project expected to receive final EIS and record of decision in first quarter 2005

We expect the U.S. Forest Service to issue the Final Environmental Impact Statement (“EIS”) and Record of Decision on the Kensington project in the fourth quarter of 2004. We expect to obtain all required ancillary permits in the first quarter of 2005 and make a construction decision shortly thereafter. Kensington’s initial production is expected to commence in 2006, with the project expected to produce approximately 100,000 ounces of gold per year over its anticipated ten to fifteen year mine life. The expected capital cost is $91.5 million. We are also planning a $2 million to $3 million exploration program at Kensington with the potential to identify an additional 350,000 to 400,000 ounces of gold reserves.

Final feasibility study for San Bartolomé silver project completed

We recently completed our final feasibility study for the San Bartolomé silver project and expect to reach a construction decision in the fourth quarter of 2004. The projected construction capital estimate increased to $135 million from $105 million. Factors contributing to the increase include increases in commodity prices, such as fuel, concrete and steel; revised prices in contractor quotes from previous bids; higher labor costs; and some changes to the scope of the project since the estimates were first developed.

Expected success at the Coeur Silver Valley property under our long-range development plan

Exploration work at the Coeur Silver Valley property continued in the third quarter of 2004 to test targets identified in our long-range development plan and to identify new targets for later drill testing. Overall results to-date have discovered new silver mineralization in several targets. In the third quarter of 2004, initial drilling at the Deep Coeur target intersected an extension to the 483 vein in five of eight holes with thin, high-grade silver (0.9 feet at 51.3 ounces of silver per ton) intersected in one hole. Definition drilling commenced at the 4300 to 4600 vein target in the third quarter of 2004, with the goal of defining over one million ounces of new reserves on this target by year-end 2004. Drilling year-to-date under our optimization plan has already succeeded identifying reserves to replace all of the 2004 silver production.

The offering

Issuer	Coeur d’Alene Mines Corporation

Common stock offered	25,000,000 shares

Common stock to be outstanding after the offering(1)	238,260,559 shares

Over-allotment option	3,750,000 shares

Use of proceeds	We estimate that the proceeds of this offering after payment of fees and expenses and assuming that the underwriters’ overallotment option is not exercised, will be approximately $ million. We expect to use the net proceeds from this offering to fund accelerated exploration and development at the Cerro Bayo and Martha mine properties, the expansion program at the Coeur Silver Valley property, definition drilling at the Kensington mine to upgrade the reserve and mine life beyond current levels, potential acquisition of new mining projects or companies and/or general corporate purposes.

New York Stock Exchange symbol	CDE

(1) As of November 11, 2004 and based on 213,260,559 shares outstanding, net of 1,059,211 shares held as treasury stock, in each case as of such date and assuming that the underwriters’ overallotment option is not exercised. This does not give effect to any conversions of our convertible debt into shares of common stock after November 11, 2004.

Summary consolidated financial information

The following table sets forth our summary consolidated financial information. You should read carefully the financial statements incorporated by reference into this prospectus supplement, including the notes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2003, as amended, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, as amended, June 30, 2004, as amended, and September 30, 2004, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected data in this section is not intended to replace the financial statements.

We derived the income statement data for the years ended December 31, 2001, 2002 and 2003, and balance sheet data as of such dates from the audited financial statements incorporated by reference into this prospectus supplement. We derived the income statement for the nine months ended September 30, 2003 and 2004 and balance sheet data as of such dates from the unaudited financial statements incorporated by reference into this prospectus supplement. Our management believes that the unaudited historical financial statements contain all adjustments needed to present fairly the information included in those statements, and that the adjustments made consist only of normal recurring adjustments.

				Nine months ended
	Year ended December 31,			September 30,
(in thousands, except
per share data)	2003(1)	2002(1)	2001	2004	2003(1)

Income statement data:
Revenues:
Sales of metal	$108,522	$86,333	$69,200	$86,242	$78,245
Other income(2)	2,019	8,544	2,712	1,142	1,071

Total revenues	110,541	94,877	71,912	87,384	79,316
Costs and expenses:
Production costs	77,861	82,855	69,149	52,328	55,740
Depreciation and depletion	16,627	13,511	11,347	14,481	12,955
Administrative and general	12,264	8,806	8,122	9,941	8,241
Mining exploration	4,947	3,849	6,362	8,256	3,367
Pre-feasibility	1,967	2,606	3,684	8,768	1,229
Interest expense	12,851	21,948	14,592	2,257	10,726
Write-down of mining properties and other(3)	6,393	23,060	9,946	1,606	4,171
Merger expenses(4)	—	—	—	14,894	—
Loss (gain) on early retirement of debt(5)	41,564	19,061	(48,217)	—	33,957

Total expenses	174,474	175,696	74,985	112,531	130,386

				Nine months ended
	Year ended December 31,			September 30,
(in thousands, except
per share data)	2003(1)	2002(1)	2001	2004	2003(1)

Net loss from operations before income taxes	(63,933)	(80,819)	(3,073)	(25,147)	(51,070)
(Provision) benefit for income taxes	7	—	6	—	7

Net loss before cumulative effect of change in accounting principle	(63,926)	(80,819)	(3,067)	(25,147)	(51,063)
Cumulative effect of change in accounting principle	(2,306)	—	—	—	(2,306)

Net loss	(66,232)	(80,819)	(3,067)	(25,147)	(53,369)
Other comprehensive (loss)/gain	(556)	(1,470)	821	(526)	(319)

Comprehensive loss	$(66,788)	$(82,289)	$(2,246)	$(25,673)	$(53,688)

Basic and diluted earnings per share data:
Net loss per share	$(0.39)	$(1.03)	$(0.07)	$(0.12)	$(0.35)

Cash dividends paid per common share	$—	$—	$—	$—	$—

Weighted average shares of common stock	168,186	78,193	41,946	213,217	153,679

Balance sheet data:
Total assets	$259,467	$173,491	$210,380	$412,379	$269,516
Working capital	$100,315	$7,034	$16,270	$234,846	$106,841
Long-term liabilities	$39,529	$89,711	$141,877	$209,002	$43,315
Shareholders’ equity	$197,478	$47,687	$26,788	$172,292	$196,900

(1) In the third quarter of 2004 it was discovered there was an error resulting from the incorrect application of revenue recognition accounting in accordance with accounting principles generally accepted in the United States of America. Historically, the Company has recorded revenue from concentrate sales agreements based on the gold and silver prices prevailing at the time risk of loss and title to the concentrate passes to third-party smelters (at the lower of month-end spot price or the average monthly price for that month). The final settlement price is not fixed until a later date (typically one to three months after shipment) based upon quoted metal prices by an established metal exchange as set forth in each contract, at such date. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded as a derivative asset in Prepaid expenses and other, or, a derivative liability on the balance sheet and is adjusted to fair value through revenue each period until the date of final gold and silver settlement. The Company has corrected the error in valuing these embedded derivatives on the financial statements for the years ending December 31, 2003 and 2002 and for the nine months ended September 30, 2003 through a restatement.

(2) Included in other income for the year 2002 are: (i) the gain on the sale of Petorca of $1.4 million, and (ii) a gain on the sale of other assets of $3.2 million. Included in other income in 2001 is interest income of $2.7 million.

(3) The year ended December 31, 2002 includes an impairment to the Coeur Silver Valley properties of $19.0 million. The year ended December 31, 2001 includes an impairment in the Kensington development property of $6.1 million. On March 16, 2001, we reached an agreement with representatives of the United States to settle the lawsuit filed by the government in March 1996 in the U.S. District Court for the District of Idaho alleging response cost damages to federal natural resources in the Coeur d’Alene River Basin. The terms of the settlement provided for payments by us to the government of approximately $3.9 million plus a maximum of $3.0 million of future conditional net smelter royalty payments. As a result, during fiscal 2001, we recorded an expense of approximately $4.2 million for settlement of this lawsuit, including $3.9 million in payments and estimated legal fees and other costs.

(4) During the second and third quarters of 2004, we were engaged in a tender offer for all of the outstanding shares of a Canadian precious metals company, Wheaton River Minerals, Ltd. On September 30, 2004, the tender offer expired without any shares being accepted for purchase due to unsatisfied conditions, thereby terminating the offer. As a result, the financial results for the nine months ended September 30, 2004 were impacted by expenses of $14.9 million related to the tender offer.

(5) In September 2002, the EITF issued 02-15, “Determining Whether Certain Conversions of Convertible Debt to Equity Securities Are within the Scope of FASB Statement No. 84”. The EITF concluded that the conversion of debt to equity pursuant to inducement should be accounted for in accordance with SFAS No. 84. SFAS No. 84 requires a non-cash charge to earnings for the implied value of an inducement to convert from convertible debt to common equity securities of the issuer. SFAS No. 84 does not apply, however, if the conversion of convertible debt is under the original terms of the debenture. We applied the provisions of SFAS No. 84 to all convertible debt for equity exchange transactions completed after September 11, 2002. Transactions completed prior to September 11, 2002 were accounted for as extinguishments of debt, in accordance with APB No. 26, “Early Extinguishment of Debt”.

During 2003, we exchanged $27.9 million and $2.1 million principal amount of our outstanding 6 3/8% Convertible Subordinated Debentures due 2004 and our 7 1/4% Convertible Subordinated Debentures due 2005, respectively, in exchange for 18.5 million shares of common stock and recorded a loss on exchange and early retirement of debt of approximately $29.7 million. The shares included 0.5 million shares of common stock issued as payment for interest expense as part of the transaction.

In July 2003, we and each of the holders of our 9% Convertible Senior Subordinated Notes due 2007 entered into an Early Conversion Agreement, whereby such holders exchanged an aggregate of $32.6 million principal amount of our 9% Convertible Senior Subordinated Notes due 2007 for 27.5 million shares of common stock, including shares issued for accrued interest. We recorded a loss on early retirement of debt of $4.2 million in the third quarter of 2003 in conjunction with this transaction.

On November 25, 2003, we issued 3.2 million shares of common stock in a registered offering, the proceeds of which were used to redeem $4.6 million principal amount of the 9% Convertible Senior Subordinated Notes and recorded a loss on the early retirement of debt of $7.6 million.

In the fourth quarter of 2002, we purchased $10.3 million and $2.7 million aggregate principal amount of our 6 3/8% Convertible Subordinated Debentures due 2004 and our 7 1/4% Convertible Subordinated Debentures due 2005, respectively. We issued approximately 8.7 million shares of our common stock with a market value of approximately $17.2 million. The value of securities issuable pursuant to original conversion privileges was approximately $1.1 million. Therefore, pursuant to the provisions of SFAS No. 84, an induced debt conversion expense of $16.1 million was recorded and is included in gain (loss) on early retirement of debt in the consolidated statement of operations for the year December 31, 2002.

During 2002, we exchanged $13.7 million, $11.1 million and $3.0 million aggregate principal amount of our 6% Senior Convertible Debentures due 2002, our 6 3/8% Convertible Subordinated Debentures due 2004, and our 7 1/4% Convertible Subordinated Debentures due 2005, respectively. We issued approximately 25.3 million shares of our common stock, including interest expense, and recorded a loss on early retirement of debt of approximately $19.1 million. In addition, holders of $28.8 million of Series I 13 3/8% Convertible Senior Subordinated Notes due December 2003 and $21.5 million of the Series II 13 3/8% Convertible Senior Subordinated Notes due December 2003 voluntarily converted such Notes, under the original terms of the applicable indentures, into approximately 37.1 million shares of common stock. We also issued 8.0 million shares of common stock as payment of interest expense on the 13 3/8% Notes.

During 2001, we issued 6.1 million shares of common stock in exchange for approximately $16 million in principal amount of our 7 1/4% Convertible Subordinated Debentures due 2005, and recorded a gain of approximately $9.0 million. Also during 2001, we completed an exchange offer whereby existing convertible subordinated debenture holders could exchange their existing debt for the newly registered 13 3/8% Convertible Senior Subordinated Notes due 2003. As a result of the exchange offer, we recorded a gain of $39.2 million, net of taxes and offering costs in the third quarter of 2001.

Forward-looking statements

(Cautionary statements under the private securities litigation reform act of 1995)

Some of the information included in this prospectus supplement and in the accompanying prospectus and other materials filed or to be filed by us with the Securities and Exchange Commission (the “SEC”) (as well as information included in oral statements or other written statements made or to be made by us or our representatives) contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or other words or expressions of similar meaning. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, future performance and business, including statements relating to our business strategy and our current and future development plans.

Oral or written forward-looking statements are included in this prospectus supplement and in the accompanying prospectus and other materials filed or to be filed by us with the SEC (as well as information included in oral statements or other written statements made or to be made by us or our representatives). Although we believe, at the time made, that the expectations reflected in all of these forward-looking statements are and will be reasonable, any or all of the forward-looking statements in this prospectus supplement and in the accompanying prospectus, our Annual Report on Form 10-K, as amended, and in any other public statements that are made may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this prospectus supplement and in the accompanying prospectus, some of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus supplement or in the accompanying prospectus or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the SEC on Forms 10-K, 10-Q and 8-K.

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part of all of your investment. For a detailed discussion of these and other risks, see the section of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 entitled “Risk Factors,” which is incorporated by reference into this prospectus supplement.

Risks relating to our common stock

The market price of our common stock has been volatile and may decline.

The market price of our common stock has been volatile and may decline in the future. The high and low closing sale prices of our common stock were $1.95 and $0.65 in 2001, $2.36 and $0.79 in 2002; $5.78 and $1.16 in 2003 and $7.67 and $3.10 for the nine months ended September 30, 2004. The closing sale price at November 11, 2004 was $5.12 per share.

The market price of our common stock historically has fluctuated widely and been affected by many factors beyond our control. These factors include:

•  the market prices of silver and gold;

•  general stock market conditions;

•  interest rates;

•  expectations regarding inflation;

•  currency values; and

•  global and regional political and economic conditions and other factors.

We do not anticipate paying dividends on our common stock, which limits the way in which you may realize any returns on your investment.

We do not anticipate paying any cash dividends on our common stock at this time. Therefore, holders of our common stock will likely not receive a dividend return on their investment and there is a significant likelihood that holders of our common stock will not realize any value through the receipt of cash dividends.

Our future operating performance may not generate cash flows sufficient to meet our debt payment obligations, and our indebtedness could negatively impact holders of our common stock.

Our ability to make scheduled debt payments on our outstanding indebtedness will depend on our future operating performance and cash flow. Our operating performance and cash flow, in part, are subject to economic factors beyond our control, including the market prices of silver and gold. We may not be able to generate enough cash flow to meet our obligations and commitments. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets, or issue equity to obtain the necessary funds. We cannot predict whether we will be able to refinance our debt, issue equity, or dispose of assets to raise funds on a timely basis or on satisfactory terms.

We incurred net losses of $66.2 million in fiscal 2003, $80.8 million in fiscal 2002, and $3.1 million in fiscal 2001. These losses could continue.

Our indebtedness could negatively impact holders of our common stock in many ways, including:

•  reducing funds available to support our business operations and for other corporate purposes because portions of our cash flow from operations must be dedicated to the payment of principal and interest on our debt;

•  impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes; and

•  making us more vulnerable to a downturn in general economic conditions or in our business.

We are subject to anti-takeover provisions in our charter and in our contracts that could delay or prevent an acquisition of Coeur even if such an acquisition would be beneficial to our stockholders.

The provisions of our articles of incorporation and our contracts could delay or prevent a third party from acquiring us, even if doing so might be beneficial to our stockholders. Some of these provisions:

•  authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock; and

•  require that a “fair price” be paid in some business transactions.

We have also implemented a shareholder rights plan which could delay or prevent a third party from acquiring us.

Use of proceeds

We estimate that the proceeds of this offering after payment of fees and expenses and assuming that the underwriters’ overallotment option is not exercised, will be approximately $           million. We expect to use the net proceeds to fund accelerated exploration and development at the Cerro Bayo and Martha mine properties, the expansion program at the Coeur Silver Valley property, definition drilling at the Kensington mine to upgrade the reserve and mine life beyond current levels, potential acquisition of new mining projects or companies and/or general corporate purposes.

Dividend policy

We have not recently paid dividends on our common stock and presently have no plan to do so. Future distributions or dividends on our common stock, if any, will be determined by our board of directors and will depend upon our results of operations, financial condition, capital requirements and other factors.

Common stock market data

Our common stock is listed on the New York Stock Exchange under the symbol “CDE.” The following table sets forth, for the periods indicated, the high and low closing prices of our common stock as reported on the New York Stock Exchange. We have applied to list our common stock on the Toronto Stock Exchange. Listing will be subject to our fulfillment of all listing requirements of the Toronto Stock Exchange.

	High	Low

2002
First Quarter	$1.46	$0.79
Second Quarter	2.09	0.98
Third Quarter	2.36	1.31
Fourth Quarter	1.92	1.31
2003
First Quarter	$2.08	$1.16
Second Quarter	1.55	1.27
Third Quarter	3.72	1.40
Fourth Quarter	5.78	2.92
2004
First Quarter	$7.67	$5.34
Second Quarter	7.14	3.88
Third Quarter	4.74	3.10
Fourth Quarter (through November 11, 2004)	5.21	4.28

Capitalization

The following table sets forth our capitalization as of September 30, 2004:

•  on an actual basis; and

•  on an as adjusted basis, as adjusted assuming the completion of the offering at a public offering price of $           per share.

	September 30, 2004

(in thousands)	Actual	As adjusted

Cash, cash equivalents and short-term investments	$218,391	$

1 1/4% Convertible Subordinated Debentures due January 2024	$180,000		$180,000

Stockholder’s equity(1):
Common Stock; par value $1.00 per share; 500,000,000 shares authorized, 214,319,770 shares issued, actual; 239,319,770 shares issued, as adjusted	214,320		239,320
Additional paid in capital	543,263
Accumulated deficit	(570,198)		(570,198)
Shares held in treasury	(13,190)		(13,190)
Accumulated other comprehensive loss	(1,903)		(1,903)

Total stockholders’ equity	$172,292	$

(1) The number of shares of common stock as reflected in the table above assumes that the underwriters’ overallotment option is not exercised, does not include 23,684,211 shares of common stock issuable upon conversion of our convertible debt, 7,658,551 shares of common stock reserved for issuance under our Executive Compensation Program, and 1,109,706 shares of common stock reserved for issuance under our Non-Employee Directors Stock Option Plan, and includes 1,059,211 shares held as treasury stock.

Management

Executive officers and directors

			Position
Name	Age	Positions with Coeur	held since

Dennis E. Wheeler	61	Chairman of the Board Chief Executive Officer Director	1992 1986 1968
Robert Martinez	57	President Chief Operating Officer	2002 1998
James A. Sabala	50	Executive Vice President Chief Financial Officer	2003
Raymond Threlkeld	58	President—South American Operations	2004
Donald J. Birak	51	Senior Vice President—Exploration	2004
Alan L. Wider	56	Senior Vice President—Project Development	2004
Gary W. Banbury	51	Senior Vice President Chief Administrative Officer	2004
James A. Arnold	51	Vice President—Technical Services and Projects	2003
Mitchell J. Krebs	32	Vice President—Corporate Development	2003
Tom T. Angelos	48	Controller Chief Accounting Officer	2004
Jennifer E. Kean	36	Treasurer	2004
James J. Curran	64	Director	1989
James A. McClure	79	Director	1991
Cecil D. Andrus	72	Director	1995
John H. Robinson	54	Director	1998
Robert E. Mellor	60	Director	1998
Timothy R. Winterer	67	Director	1998
J. Kenneth Thompson	52	Director	2002

Dennis E. Wheeler has been Chairman of the Board of Coeur since May 1992 and Chief Executive Officer since December 1986. Previously, Mr. Wheeler served as President of Coeur, commencing in December 1980. Mr. Wheeler was our Chief Administrative Officer from December 1980 to December 1986, Secretary from January 1980 to December 1980 and Senior Vice President and General Counsel from 1978 to 1980.

Robert Martinez was appointed as President of Coeur in September 2002. Prior to that, Mr. Martinez served as Senior Vice President and Chief Operating Officer of Coeur since May 1998 and as Vice President—Operations since April 1997. In addition, he was previously Vice President—Engineering, Operational Services and South American Operations of Coeur.

James A. Sabala was appointed as Executive Vice President and Chief Financial Officer of Coeur in January 2003. Prior to that, Mr. Sabala was Vice President and Chief Financial Officer of

Stillwater Mining Company from 1998 to 2003, and from 1981 to 1998 was employed by Coeur in various capacities, most recently as Senior Vice President and Chief Financial Officer.

Raymond Threlkeld was appointed President—South American Operations of Coeur to manage ongoing silver/gold operations in Chile and Argentina, as well as the development-stage San Bartolomé silver project in Bolivia. Mr. Threlkeld was most recently Regional Vice President Chile/ Argentina, Barrick Gold Corporation, in charge of the development of the Veladero and Pascua Lama gold/silver deposits.

Donald J. Birak was appointed as Senior Vice President—Exploration of Coeur in January 2004. Prior to that, Mr. Birak was employed with AngloGold North America, Inc. from March 1999 to January 20, 2004, as Vice President—Exploration.

Alan L. Wilder was appointed Senior Vice President—Project Development in July 2004. Prior to that, Mr. Wilder was Project Manager for BHP Tintaya from February 2002 to June 2002, and an independent consultant from July 2002 to July 2004 for Glamis Gold and Coeur d’Alene Mines Corporation

Gary W. Banbury was appointed Senior Vice President and Chief Administrative Officer in February 2004. Prior to that, Mr. Banbury served as Vice President—Administration and Human Resources from 2000 to 2004. Mr. Banbury held the position of Vice President—Human Resources of Coeur from 1998 to 2000, and prior thereto he served as Manager of Human Resources with Coeur.

James R. Arnold was appointed as Vice President Technical Services and Projects in June 2003. From February 2002 to May 2003, Mr. Arnold served as Chief Operating Officer of Earthworks Technologies, Inc., a wholly owned subsidiary of Coeur. In addition, he was a principal with Knight Piesold and Company from September 1997 until February 2002 where he served as President and CEO.

Mitchell J. Krebs was appointed to the position of Vice President—Corporate Development of Coeur in February 2003. Mr. Krebs was employed as an independent consultant from September 2001, and from May 2000 through August 2001 was employed as the President of Mine Depot Inc. From August 1999 through April 2000, Mr. Krebs was an associate with Allied Capital Corporation. From August 1995 through November 1997, Mr. Krebs was employed by Coeur as Manager—Acquisition Evaluation.

Tom T. Angelos was appointed as Controller and Chief Accounting Officer of Coeur in September 2004. Prior to that, Mr. Angelos was Controller of Stillwater Mining Company from 1998 to 2004, and from 1983 to 1998 was employed by Coeur in various capacities, most recently as Controller.

Jennifer E. Kean was appointed as Treasurer of Coeur in September 2004. Previously, Ms. Kean held the position of Director of Corporate Planning and Assistant Treasurer from February to September 2004. Prior to that, Ms. Kean was the Director of Corporate Finance for Sony Pictures Entertainment.

James J. Curran was Chairman of the Board and Chief Executive Officer of First Interstate Bank, Northwest Region (Alaska, Idaho, Montana, Oregon and Washington) from October 1991 to April 30, 1996. Prior to that, Mr. Curran was Chairman of the Board and Chief Executive Officer of First Interstate Bank of Oregon, N.A. from February 1991 to October 1991, Chairman and Chief Executive Officer of First Interstate Bank of Denver, N.A. from March 1990 to January

1991 and Chairman, President and Chief Executive Officer of First Interstate Bank of Idaho, N.A. from July 1984 to March 1990.

James A. McClure was a United States Senator for Idaho from 1972 to 1991. Mr. McClure is also a former Chairman of the Senate Energy and Natural Resources Committee.

Cecil D. Andrus was the Governor of Idaho (1971-1977 and 1987-1995). Mr. Andrus also served as Secretary of the U.S. Department of the Interior (1977-1981). Mr. Andrus is currently a Director of RENTRAK (a video cassette leasing company). He is also the Chairman of the Andrus Center for Public Policy at Boise State University and an “Of Counsel” member of the Gallatin Group (a policy consulting firm).

John H. Robinson formerly served as Executive Director from April 2003 to May 2003 and President/COO from November 2003 to May 2004 of Metilinx Inc. (system optimization software). Mr. Robinson was Executive Director of Amey plc (a London FTSE-listed business process outsourcing company) from April 2000 to September 2002, Vice Chairman of Black & Veatch Inc (international engineering and construction) from January 1999 to March 2000, Managing Partner of Black & Veatch Inc. from January 1989 to December 1998, and Chairman of Black & Veatch UK Ltd. from 1994 to March 2000. He is currently a member of the Board of Directors of Alliance Resource Management GP, LLC (a NASDAQ-listed coal mining company) and Chairman of the Board of EPCglobal Ltd.

Robert E. Mellor has been Chairman, Chief Executive Officer and President of Building Materials Holding Corporation (distribution, manufacturing and sales of building materials and component products) since 1997, and a director of that company since 1991. Mr. Mellor was previously Of Counsel at Gibson, Dunn & Crutcher, LLP, from 1991-1997. He is a member of the Board of Directors of The Ryland Group, Inc. (a national residential home builder) and a member of the Board of Directors of Monro Muffler/Brake, Inc.

Timothy R. Winterer was President, Chief Operating Officer and Director of Western Oil Sands from January 2000 to December 2001. Prior to that, Mr. Winterer was President and Chief Executive Officer of BHP World Minerals Corporation (international resources company) from 1997 to 1998. Mr. Winterer was Senior Vice President and Group General Manager, BHP World Minerals from 1992-1996, Senior Vice President, Operations International Minerals, BHP Minerals from 1985-1992 and Executive Vice President, Utah Development Company from 1981 through 1985.

J. Kenneth Thompson has been President and CEO of Pacific Star Energy LLC (a natural gas pipeline and processing company in Anchorage, Alaska) from January 2003 to the present. Mr. Thompson has been President of Pacific Rim Leadership Development, LLC (executive consulting firm in Anchorage, Alaska.) from May 2000 to the present. Mr. Thompson was previously Executive Vice President of ARCO’s Asia Pacific oil and gas operating companies in Alaska, California, Indonesia, China and Singapore from January 1998 to June 2000. Prior to that, he was President of ARCO Alaska, Inc., the parent company’s oil and gas producing division based in Anchorage, Alaska from June 1994 to January 1998. He is a member of the Boards of Directors of Alaska Airlines and Alaska Air Group, Inc.

Description of common stock

We are authorized to issue up to 500,000,000 shares of common stock, par value $1.00 per share, of which, at September 30, 2004:

213,260,559 shares were outstanding and 1,059,211 shares were held as treasury stock;

23,684,211 shares were reserved for issuance upon the conversion of our $180 million principal amount of 1.25% Convertible Subordinated Debentures due January 2024;

7,658,551 shares were reserved for issuance under our Executive Compensation Program; and

1,109,706 shares were reserved for issuance under our Non-Employee Directors Stock Option Plan.

The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Holders may not cumulate their votes in elections of directors. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore and, in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other security. The outstanding common stock is fully-paid and non-assessable.

Our Articles of Incorporation include in effect a fair price provision, applicable to some business combination transactions in which we may be involved. The provision requires that an interested shareholder (defined to mean a beneficial holder of 10% or more of our outstanding shares of common stock) not engage in specified transactions (e.g., mergers, sales of assets, dissolution and liquidation) unless one of three conditions is met:

• a majority of the directors who are unaffiliated with the interested shareholder and were directors before the interested shareholder became an interested shareholder approve the transaction;

• holders of 80% or more of the outstanding shares of common stock approve the transaction; or

• the shareholders are all paid a “fair price,” i.e., generally the higher of the fair market value of the shares or the same price as the price paid to shareholders in the transaction in which the interested shareholder acquired its block.

By discouraging some types of hostile takeover bids, the fair price provision may tend to insulate our current management against the possibility of removal. We are not aware of any person or entity proposing or contemplating such a transaction.

The transfer agent and registrar for our common stock, which is listed on the New York Stock Exchange, is Mellon Shareholder Services, L.L.C., Ridgefield Park, N.J.

Underwriting

CIBC World Markets Corp. and J.P. Morgan Securities Inc. are the representatives of the underwriters. Subject to the terms and conditions set forth in the underwriting agreement, the underwriters named below have severally agreed to purchase, and we have agreed to sell to each underwriter, the following respective number of shares of common stock set forth opposite the name of each underwriter:

Name	Number of shares

CIBC World Markets Corp.
J.P. Morgan Securities Inc.
Bear, Stearns & Co. Inc.
Harris Nesbitt Corp.

Total	25,000,000

The underwriting agreement between us and the underwriters provides that the obligations of the underwriters to purchase the shares included in this offering are subject to conditions customary for offerings of this type. The underwriters are obligated to purchase all the shares other than those covered by the over-allotment option described below, if they purchase any of the shares.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 3,750,000 additional shares of common stock at the public offering price less the underwriting discount and commissions. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Underwriting discounts and commissions

	Without over-allotment exercise	With over-allotment exercise

Per share	$	$
Total	$	$

The underwriters initially propose to offer a portion of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and a portion of the shares to certain dealers at the public offering price less a concession not to exceed $          per share. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $          per share from the public offering price. If all of the shares are not sold at the public offering price, the representatives may change the public offering price and the other selling terms.

We and our directors and executive officers entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and such holders of stock have agreed not to, without the prior written consent of CIBC World Markets Corp. and J.P. Morgan Securities Inc., directly or indirectly, make any offer, sale, assignment, transfer, encumbrance, contract to sell, grant of an option to purchase or other disposition of any shares of common stock beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by us or such holders of stock on the date hereof or hereafter acquired for a period of 90 days after the date of this prospectus supplement. The foregoing restrictions shall not apply to:

• the sale of shares of common stock in this offering;

• any bona fide transfer by gift or gifts of shares of common stock; provided that each transferee agrees in writing to be bound by the restrictions;

• the exercise by the restricted person of outstanding stock options issued to the restricted person prior to the date of the lock-up agreement under our stock option plan; or

• the sale of shares of common stock upon the exercise of stock options outstanding on the date hereof; provided that such sales do not exceed 1,000,000 shares of common stock in the aggregate among all persons executing lock-up agreements.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

The underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Exchange Act in connection with this offering. Stabilizing transactions permit bids to purchase the common shares so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common shares in the open market following completion of this offering to cover all or a portion of a syndicate short position created by the underwriters selling more common shares in connection with this offering than they are committed to purchase from us. In addition, the underwriters may impose “penalty bids” under contractual arrangements between the underwriters and dealers participating in this offering whereby they may reclaim from a dealer participating in this offering the selling concession with respect to common shares that are distributed in this offering but subsequently purchased for the account of the underwriters in the open market. Such stabilizing transactions, syndicate covering transactions and penalty bids may result in the maintenance of the price of the common share at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if any are undertaken, they may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisor.

In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on the NYSE may engage in passive market making transactions in our common stock on the NYSE in accordance with Rule 103 of Regulation M under the Exchange Act. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

We estimate that our total expenses attributable to this offering will be approximately $       , excluding underwriting discounts and commissions.

In addition, the underwriters and their affiliates perform various other financial advisory, investment banking and commercial banking services for us and our affiliates from time to time. This offering is being conducted pursuant to Conduct Rule 2710(h) of the NASD.

We expect that delivery of the shares of common stock will be made against payment therefor on or about November           , 2004, which will be the third business day following the date of pricing of the shares of common stock.

Legal matters

The legality of our common stock offered hereby will be passed upon for us by William F. Boyd, Esq. Certain legal matters will be passed upon for Coeur by Gibson, Dunn & Crutcher LLP, and for the underwriters by Skadden, Arps, Slate, Meagher and Flom LLP.

Independent Auditors

The consolidated financial statements of Coeur d’Alene Mines Corporation as of December 31, 2003 and for the year ended December 31, 2003 have been incorporated by reference in the accompanying prospectus, and elsewhere in the registration statement of which this prospectus supplement forms a part, in reliance upon the report of KPMG LLP, independent registered accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549; The Woolworth Building, 233 Broadway, New York, New York 10279; and 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities.

We filed a registration statement on Form S-3 with the SEC to register the securities being offered in this prospectus supplement. This prospectus supplement is a part of that registration statement. As allowed by SEC rules, this prospectus supplement does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Incorporation of certain documents by reference

The SEC allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, except for any information that is superseded by information that is included directly in this document.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

• Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended on August 16, August 19 and August 25, 2004;

• Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, as amended on August 16 and August 19, 2004;

• Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, as amended on August 19, 2004;

• Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004;

• Our Current Report on Form 8-K filed on January 13, 2004;

• Our Current Report on Form 8-K filed on January 15, 2004;

• Our Current Report on Form 8-K filed on February 11, 2004;

• Our Current Report on Form 8-K filed on May 28, 2004;

• Our Current Report on Form 8-K filed on June 3, 2004;

• Our Current Report on Form 8-K filed on June 23, 2004;

• Our Current Report on Form 8-K filed on September 3, 2004;

• Our Current Report on Form 8-K filed on September 9, 2004; and

• The description of our common stock contained in our Registration Statement on Form 8-A (File No. 1-08641), filed March 28, 1990, and any amendments or reports filed for the purpose of updating that description.

Whenever after the date of this prospectus supplement we file reports or documents under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, as amended, those reports and documents will be deemed to be part of this prospectus supplement from the time they are filed. If anything in a report or document we file after the date of this prospectus supplement changes anything in it, this prospectus supplement will be deemed to be changed by that subsequently filed report or document beginning on the date the report or document is filed.

You may request a copy of these filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

Corporate Secretary

Coeur d’Alene Mines Corporation
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814

Statements contained in this prospectus supplement as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

PROSPECTUS

$250,000,000

Coeur d’Alene Mines Corporation

COMMON STOCK, PREFERRED STOCK,

DEBT SECURITIES
AND
WARRANTS TO PURCHASE THE
ABOVE SECURITIES

        This prospectus provides a general description of the debt securities, preferred stock, common stock and warrants we may offer from time to time with an aggregate public offering price of up to $250,000,000. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

      Our common stock is listed on the New York Stock Exchange under the symbol “CDE.”

       Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 and contained in the “Business” section of our filings with the SEC and the applicable prospectus supplement.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated October 14, 2004

      We have not authorized anyone to give any information or make any representation about us that is different from or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applied.

FORWARD-LOOKING STATEMENTS

(Cautionary Statements Under the Private Securities Litigation Reform Act of 1995)

      Some of the information included in this prospectus and other materials filed or to be filed by us with the Securities and Exchange Commission (the “SEC”) (as well as information included in statements made or to be made by us or our representatives) contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or other words or expressions of similar meaning. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, future performance and business, including statements relating to our business strategy and our current and future development plans.

      Forward-looking statements are included in this prospectus and other materials filed or to be filed by us with the SEC (as well as information included in other statements made or to be made by us or our representatives). Although we believe, at the time made, that the expectations reflected in all of these forward-looking statements are and will be reasonable, any or all of the forward-looking statements in this prospectus, our Annual Report on Form 10-K and in any other public statements that are made may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this prospectus, some of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the SEC on Forms 10-K, 10-Q and 8-K.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement we filed with the SEC using a “shelf “registration process. The aggregate offering prices of all securities that may be sold under this prospectus will not exceed $250,000,000. Of that amount, we may sell any combination of the securities described in this prospectus from time to time.

      The types of securities that we may offer and sell from time to time by this prospectus are:

•	debt securities, which may include guarantees of the debt securities by some or all of our subsidiaries;

•	preferred stock;

•	common stock; and

•	warrants entitling the holders to purchase common stock, preferred stock or debt securities.

      We may sell these securities either separately or in units. We may issue debt securities convertible into shares of our common stock or preferred stock. The preferred stock issued may also be convertible into shares of our common stock or another series of preferred stock. This prospectus provides a general description of the securities that may be offered. Each time we sell securities pursuant to this prospectus, we will describe in a prospectus supplement, which we will deliver with this prospectus, specific information about the offering and the terms of the particular securities offered. In each prospectus supplement we will include the following information:

•	the type and amount of securities that we propose to sell;

•	the initial public offering price of the securities;

•	the names of any underwriters or agents through or to which we will sell the securities;

•	any compensation of those underwriters or agents; and

•	information about any securities exchanges or automated quotation systems on which the securities will be listed or traded.

      In addition, the prospectus supplement may also add, update or change the information contained in this prospectus.

THE COMPANY

      Coeur d’Alene Mines Corporation, the world’s largest primary silver producer and a growing gold producer, is engaged in the exploration, development and operation of silver and gold mining properties located in the United States, Chile, Argentina and Bolivia. In 2003, we produced approximately 14.2 million ounces of silver and 119,500 ounces of gold. In 2002, we produced approximately 14.8 million ounces of silver and 117,000 ounces of gold.

      Our principal silver mines are located in Nevada (the Rochester Mine) in the Silver Valley region of northern Idaho (the Galena Mine), in southern Chile (the Cerro Bayo Mine) and in Argentina (the Martha Mine). In addition, we own or lease, either directly or through our subsidiaries, silver and gold development projects in Bolivia (the San Bartolomé silver project) and in Alaska (the Kensington gold property). We also control strategic properties with significant exploration potential close to our existing mining operations. Our customers are bullion trading banks that purchase silver and gold from us and then sell these metals to end users for use in industry applications such as electronic circuitry, in jewelry and silverware production and in the manufacture and development of photographic film. In addition, we sell high grade gold and silver concentrates to smelters in Japan and Canada.

      We were incorporated in Idaho in 1928. Our principal executive office is located at 505 Front Avenue, P.O. Box I, Coeur d’Alene, Idaho 83814 and our telephone number is (208) 667-3511. Our website is www.coeur.com. Information contained in the web site is not incorporated by reference into this prospectus, and you should not consider information contained in the web site as part of this prospectus.

USE OF PROCEEDS

      We will determine the use of proceeds of any offering of securities at the time of any such offering, but we currently expect to use any proceeds for general corporate purposes, for the financing of our expansion activities, including the expansion and development of our existing operations, possible acquisitions of mining properties or other mining companies and working capital to support our growth. Other than as previously disclosed, we currently have no agreements, commitments or understandings with respect to any potential acquisition.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Six Months
	Ended June 30,	Years Ended December 31,

	2004	2003		2002		2001		2000		1999

Ratio of earnings to fixed charges	$ N/A	$	N/A	$	N/A	$	N/A	$	N/A	$	N/A

      Our earnings were inadequate to cover fixed charges for each of the last five years. Earnings were insufficient to cover fixed charges in the following amounts: $29.3 million in 1999; $47.5 million in 2000; $3.1 million in 2001; $80.8 million in 2002; $63.9 million in 2003; and $7.1 million for the six months ended June 30, 2004.

      For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and gains/(losses) on the early retirement of debt and fixed charges, and fixed charges consist of interest and that portion of rent deemed representative of interest. Fixed charges consist of interest, preferred stock dividends and that portion of rent deemed representative of interest.

RISK FACTORS

      You should carefully consider the following factors and other information contained or incorporated by reference in this prospectus before deciding to invest in the securities offered hereby.

Risks Relating to our Business

We have incurred losses in the last five years due to several factors, including historically low gold and silver market prices, and may continue to incur losses in the future. Such losses would negatively affect the price of our common stock and affect our business as a whole.

      We have incurred net losses in the last five years, and have had losses from continuing operations in each of those periods. Factors that significantly contributed to our losses are:

•	until recently, historically low gold and silver market prices;

•	our deliberate pursuit of a growth policy calling for the acquisition of mining properties and companies and financing such growth principally by incurring convertible indebtedness, thereby increasing our interest expense;

•	write-offs for impaired assets and other holding costs in 1999 ($16.2 million), 2000 ($12.2 million), 2001 ($6.1 million), 2002 ($19.0 million) and 2003 ($0.0 million); and

•	losses on the early retirement of debt of $19.1 million in 2002, and $41.6 million in 2003.

      If silver and gold prices decline and we are unable to reduce our production costs, our losses may continue. If lower silver and gold prices make mining at our properties uneconomical, we may be required to recognize additional impairment write-downs, which would increase our operating losses and negatively impact the price of our common stock.

We may be required to incur additional indebtedness to fund our capital expenditures. Additional indebtedness will restrict our operations, and may affect the price of our common stock and negatively impact our business.

      We have historically financed our operations through the issuance of common stock and convertible debt, and may be required to incur additional indebtedness in the future. In particular, we anticipate that we could reach a final decision to develop the San Bartolomé and Kensington projects in 2004, which would require a capital investment of approximately $197 million. While we believe that our cash on hand will be sufficient for us to make this level of capital investment, no assurance can be given that additional capital investments will not be required to be made at these or other projects. If we are unable to generate enough cash to finance such additional capital expenditures through operating cash flow and the issuance of common stock, we may be required to issue additional indebtedness. Any additional indebtedness would increase our debt payment obligations, and may negatively impact our business and the price of our common stock.

We have not had sufficient earnings to cover fixed charges in recent years and presently expect that situation to continue.

      As a result of our net losses, our earnings have not been adequate to satisfy fixed charges (i.e., interest, preferred stock dividends and that portion of rent deemed representative of interest) in each of the last five years. The amounts by which earnings were inadequate to cover fixed charges were approximately $29.3 million in 1999, $47.5 million in 2000, $3.1 million in 2001, $80.8 million in 2002 and $63.9 million in 2003, respectively. As of September 30, 2004, we are required to make fixed payments on $180 million principal amount of our 1 1/4% Senior Convertible Notes due 2024, requiring annual interest payments of approximately $2.25 million until their maturity.

      We expect to satisfy our fixed charges and other expense obligations in the future from cash flow from operations and, if cash flow from operations is insufficient, from working capital, which amounted to approximately $250.9 million at June 30, 2004. In the last fives years, we have been experiencing negative cash flow from operating activities. The amount of net cash used in our operating activities amounted to approximately $5.1 million for the year ended December 31, 2003, $8.5 million in 2002 and $29.9 million in 2001. The availability of future cash flow from operations or working capital to fund the payment of interest on the notes, our debentures and other fixed charges will be dependent upon numerous factors, including our results of operations, silver and gold prices, levels and costs of production at our mining properties, the amount of our capital expenditures and expenditures for acquisitions, developmental and exploratory activities, and the extent to which we are able to reduce the amount of our indebtedness through additional exchanges.

The market prices of silver and gold are volatile and until recently have been near historically low levels. Low silver and gold prices may result in decreased revenues and increased losses, and may negatively affect our business.

      Silver and gold are commodities. Their prices fluctuate, and are affected by many factors beyond our control, including interest rates, expectations regarding inflation, speculation, currency values, governmental decisions regarding the disposal of precious metals stockpiles, global and regional demand and production, political and economic conditions and other factors. Because we currently derive approximately 65% of our revenues from sales of silver, our earnings are primarily related to the price of this metal.

      The market price of silver (Handy & Harman) and gold (London Final) on October 12, 2004 was $7.03 and $414.70 per ounce, respectively. The price of silver and gold may decline in the future. Factors that are generally understood to contribute to a decline in the price of silver include sales by private and government holders, and a general global economic slowdown.

      If the prices of silver and gold are depressed for a sustained period, our net losses will continue, we may be forced to suspend mining at one or more of our properties until the price increases, and record additional asset impairment write-downs. Any lost revenues, continued or increased net losses or additional asset impairment write-downs would affect the price of our common stock and have a negative impact on our business.

We have recorded significant write-downs of mining properties in recent years and may have to record additional write-downs, which could negatively impact our results of operations and the price of our common stock.

      Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144) established accounting standards for impairment of the value of long-lived assets such as mining properties. SFAS 144 requires a company to review the recoverability of the cost of its assets by estimating the future undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment must be recognized when the carrying value of the asset exceeds these cash flows, and recognizing impairment write-downs has negatively impacted our results of operations in recent years.

      While we do not believe that any of our other properties presently requires a write-down pursuant to SFAS 144, if silver or gold prices decline or we fail to control production costs or realize the mineable ore reserves at our mining properties, we may recognize further asset write-downs. We also may record other types of additional mining property write-downs in the future to the extent a property is sold by us for a price less than the carrying value of the property, or if liability reserves have to be created in connection with the closure and reclamation of a property. Additional write-downs of mining properties could negatively impact our results of operations and accordingly, the price of our common stock.

The estimation of ore reserves is imprecise and depends upon subjective factors. Estimated ore reserves may not be realized in actual production. Our operating results, and accordingly the price of our common stock and our business as a whole, may be negatively affected by inaccurate estimates.

      The ore reserve figures presented in our public filings are estimates made by our technical personnel. Reserve estimates are a function of geological and engineering analyses that require us to make assumptions about production costs and silver and gold market prices. Reserve estimation is an imprecise and subjective process and the accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation, judgment and experience. Assumptions about silver and gold market prices are subject to great uncertainty as those prices have fluctuated widely in the past. Declines in the market prices of silver or gold may render reserves containing relatively lower grades of ore uneconomic to exploit, and we may be required to reduce reserve estimates, discontinue development or mining at one or more of our properties, or write down assets as impaired. Should we encounter mineralization or geologic formations at any of our mines or projects different from those we predicted, we may adjust our reserve estimates and alter our mining plans. Either of these alternatives may adversely affect our actual production and operating results, which in turn would impact the price of our common stock and affect our business.

      We based our ore reserve determinations as of December 31, 2003 on a long-term silver price average of $5.25 per ounce and a long-term gold price average of $375 per ounce. On October 12, 2004 silver and gold prices were $7.03 per ounce and $414.70 per ounce, respectively.

The estimation of the ultimate recovery of metals contained within the heap leach pad inventory is inherently inaccurate and subjective and requires the use of estimation techniques. Actual recoveries can be expected to vary from estimations, which may adversely effect our operating results, and consequently our business and the price of our common stock.

      The Rochester mine utilizes the heap leach process to extract silver and gold from ore. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered in metallurgical processes.

      The key stages in the conversion of ore into silver and gold are (i) the blasting process in which the ore is broken into large pieces; (ii) the processing of the ore through a crushing facility that breaks it into smaller pieces; (iii) the transportation of the crushed ore to the leach pad where the leaching solution is applied; (iv) the collection of the leach solution; (v) subjecting the leach solution to the precipitation process, in which gold and silver is converted back to a fine solid; (vi) the conversion of the precipitate into doré; and (vii) the conversion by a third party refinery of the doré into refined silver and gold bullion.

      We use several integrated steps to scientifically measure the metal content of ore placed on the leach pads during the key stages. As the ore body is drilled in preparation for the blasting process, samples of the drill residue are assayed to determine estimated quantities of contained metal. We estimate the quantity of ore by utilizing global positioning satellite survey techniques. We then process the ore through a crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. We then transport the crushed ore to the leach pad for application of the leaching solution. As the leach solution is collected from the leach pads, we continuously sample for assaying. We measure the quantity of leach solution with flow meters throughout the leaching and precipitation process. After precipitation, the product is converted to doré, which is the final product produced by the mine. We again weigh, sample and assay the doré. Finally, a third party smelter converts the doré into refined silver and gold bullion. At this point we are able to determine final ounces of silver and gold available for sale. We then review this end result and reconcile it to the estimates we developed and used throughout the production process. Based on this review, we adjust our estimation procedures when appropriate.

      Our reported inventories include metals estimated to be contained in the ore on the leach pads of $39.8 million as of June 30, 2004. Of this amount, $17.1 million is reported as a current asset and $22.7 million is reported as a noncurrent asset. The distinction between current and noncurrent is based upon the expected length of time necessary for the leaching process to remove the metals from the broken ore. The historical cost of the metal that is expected to be extracted within twelve months is classified as current and the historical cost of metals contained within the broken ore that will be extracted beyond twelve months is classified as noncurrent.

      The estimate of both the ultimate recovery expected over time, and the quantity of metal that may be extracted relative to such twelve month period, requires the use of estimates which are inherently inaccurate since they rely upon laboratory test work. Test work consists of 60 day leach columns from which we project metal recoveries up to five years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience occurring over approximately fifteen years of leach pad operation at the Rochester mine. The assumptions we use to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. We periodically review our estimates compared to actual experience and revise our estimates when appropriate. The length of time necessary to achieve our currently estimated ultimate recoveries of 61.5% for silver and 93% for gold is estimated to be between 5 and 10 years. However, the ultimate recovery will not be known until leaching operations cease, which is currently estimated for 2011.

      When we began leach operations in 1986, based solely on laboratory testing, we estimated the ultimate recovery of silver and gold at 50% and 80%, respectively. Since 1986, we have adjusted the expected ultimate recovery three times (once in each of 1989, 1997 and 2003) based upon actual experience gained from leach operations. In 2003, we revised our estimated recoveries for silver and gold to 61.5% and 93%, respectively, which increased the estimated recoverable ounces of silver and gold contained in the heap by 1.8 million ounces and 41,000 ounces, respectively.

      If our estimate of ultimate recovery requires adjustment, the impact upon our inventory valuation and upon our income statement would be as follows:

	Positive/Negative			Positive/Negative
	Change in Silver Recovery			Change in Gold Recovery

	1%	2%	3%	1%	2%	3%

Quantity of recoverable ounces	1.4 million	2.7 million	4.0 million	9,100	18,200	27,300
Positive impact on future cost of production per equivalent silver ounce for increases in recovery rates	$0.46	$0.81	$1.09	$0.24	$0.44	$0.63
Negative impact on future cost of production per equivalent silver ounce for decreases in recovery rates	$0.62	$1.50	$2.85	$0.27	$0.59	$0.97

      Inventories of ore on leach pads are valued based upon actual costs incurred to place such ore on the leach pad, less costs allocated to minerals recovered through the leach process. The costs consist of those production activities occurring at the mine site and include the costs, including depreciation, associated with mining, crushing and precipitation circuits. In addition, refining is provided by a third party refiner to place the metal extracted from the leach pad in a saleable form. These additional costs are considered in the valuation of inventory. Negative changes in our inventory valuations and correspondingly on our income statement would have an adverse impact on the market price of our common stock.

Our estimates of current and non-current inventories may not be realized in actual production and operating results, which may impact the price of our common stock and negatively affect our business.

      We use estimates, based on prior production results and experiences, to determine whether heap leach inventory will be recovered more than one year in the future, and is non-current inventory, or will be recovered within one year, and is current inventory. The estimates involve assumptions that may not prove to be consistent with our actual production and operating results. We cannot determine the amount ultimately recoverable until leaching is completed. If our estimates prove inaccurate, our operating results may be less than anticipated, and the market price of our common stock would be affected, affecting our business overall.

Significant investment risks and operational costs are associated with our exploration, development and mining activities, such as San Bartolomé and Kensington. These risks and costs may result in lower economic returns and may adversely affect our business and our common stock.

      Our ability to sustain or increase our present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Mineral exploration, particularly for silver and gold, involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of favorable feasibility studies, issuance of necessary permits and receipt of adequate financing.

      Development projects, such as San Bartolomé and Kensington, may have no operating history upon which to base estimates of future operating costs and capital requirements. Particularly for development projects items such as estimates of reserves, metal recoveries and cash operating costs are to a large extent based upon the interpretation of geologic data obtained from a limited number of drill holes and other sampling techniques and feasibility studies. Estimates of cash operating costs are then derived based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climate conditions and other factors. As a result, actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns estimated, and accordingly, our business results and the price of our common stock may be negatively affected.

Our silver and gold production may decline, reducing our revenues and negatively impacting our business and our common stock.

      Our future silver and gold production may decline as a result of an exhaustion of reserves and possible closure of mines. It is our business strategy to conduct silver and gold exploratory activities at our existing mining and exploratory properties as well as at new exploratory projects, and to acquire silver and gold mining properties and businesses that possess mineable ore reserves and are expected to become operational in the near future. We can provide no assurance that our silver and gold production in the future will not decline. Accordingly, our revenues from the sale of silver and gold may decline, negatively affecting our business and the price of our common stock.

There are significant hazards associated with our mining activities, not all of which are fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected as well as the price of our common stock.

      The mining business is subject to risks and hazards, including environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, reduced production and delays in mining, asset write-downs, monetary losses and possible legal liability. Although we maintain insurance in an amount that we consider to be adequate, liabilities might exceed policy limits, in which event we could incur significant costs that could adversely affect our results of operation. Insurance fully covering many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to us or to other companies in the industry. The realization of any significant liabilities in connection with our mining activities as described above could negatively impact the price of our common stock and of our business as a whole.

We are subject to significant governmental regulations, and their related costs and delays may negatively affect our business and our common stock.

      Our mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to our business. Although these laws and regulations have never required us to close any mine, the costs associated with compliance with such laws and regulations are substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in our operations. Although we believe we are in substantial compliance with applicable laws and regulations, we cannot assure you that any such law, regulation, enforcement or private claim will not have a negative effect on our business, financial condition, results of operations, or our common stock.

      Some of our mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (EPA) regulations governing hazardous waste under the Resource Conservation and Recovery Act (RCRA). If the EPA designates these wastes as hazardous under RCRA, we would be required to expend additional amounts on the handling of such wastes and to make significant expenditures to construct hazardous waste disposal facilities. In addition, if any of these wastes causes contamination in or damage to the environment at a mining facility, such facility may be designated as a “Superfund” site under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Under CERCLA, any owner or operator of a Superfund site since the time of its contamination may be held liable and may be forced to undertake extensive remedial cleanup action or to pay for the government’s cleanup efforts. Additional regulations or requirements are also imposed upon our tailings and waste disposal areas in Idaho and Alaska under the federal Clean Water Act (CWA) and in Nevada under the Nevada Water Pollution Control Law which implements the CWA. Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Nevada, Idaho and Alaska. Compliance with CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on our operations and, accordingly, on our business as a whole and our common stock.

      In the context of environmental permits, including the approval of reclamation plans, we must comply with standards and regulations which entail significant costs and can entail significant delays. Such costs and delays could have a dramatic impact on our operations and accordingly on our business as a whole and our common stock.

We are required to obtain government permits to expand operations or begin new operations. The costs and delays associated with such approvals could affect our operations, reduce our revenues, and negatively affect our common stock and our business as a whole.

      Mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings. The duration and success of permitting efforts are contingent on many factors that are out of our control. The governmental approval process may increase costs and cause delays depending on the nature of the activity to be permitted, and could cause us to not proceed with the development of a mine. Accordingly, this approval process could harm our operations, reduce our revenues, and negatively affect our common stock and our business as a whole.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests. Foreign instability or variances in foreign currencies may cause unforeseen losses, which may affect our business and the price of our common stock.

      Chile, Argentina and Bolivia are the most significant foreign countries in which we directly or indirectly own or operate mining properties or developmental projects. We also conduct exploratory projects in these countries. Argentina, while currently economically and politically stable, has experienced political instability, currency value fluctuations and changes in banking regulations in recent years. Although the governments and economies of Chile and Bolivia have been relatively stable in recent years, property ownership in a foreign country is generally subject to the risk of expropriation or nationalization with inadequate compensation. Any foreign operations or investment may also be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of particular countries as well as laws and policies of the United States affecting foreign trade investment and taxation. We may enter into agreements which require us to purchase currencies of foreign countries in which we do business in order to ensure fixed exchange rates. In the event that actual exchange rates vary from those set forth in the hedge contracts, we will experience U.S. dollar-denominated currency gains or losses. Future economic or political instabilities or changes in the laws of foreign countries in which we have significant operations or interests and unfavorable fluctuations in foreign currency exchange rates could negatively impact our foreign operations and our business as whole. The price of our common stock could be affected as a result.

Any of our future acquisitions may result in significant risks, which may adversely affect our business and our common stock.

      An important element of our business strategy is the opportunistic acquisition of silver and gold mines, properties and businesses. While it is our practice to engage independent mining consultants to assist in evaluating and making acquisitions, any mining properties we may acquire may not be developed profitably or, if profitable when acquired, that profitability might not be sustained. In connection with any future acquisitions, we may incur indebtedness or issue equity securities, resulting in dilution of the percentage ownership of existing shareholders. We intend to seek shareholder approval for any such acquisitions to the extent required by applicable law, regulations or stock exchange rules. We cannot predict the impact of future acquisitions on the price of our business or our common stock. Unprofitable acquisitions, or additional indebtedness or issuances of securities in connection with such acquisitions, may impact the price of our common stock and negatively affect our business.

Our ability to find and acquire new mineral properties is uncertain. Accordingly, our prospects are uncertain for the future growth of our business and the ongoing price of our common stock.

      Because mines have limited lives based on proven and probable ore reserves, we are continually seeking to replace and expand our ore reserves. Identifying promising mining properties is difficult and speculative. Furthermore, we encounter strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing silver and gold. Many of these companies have greater financial resources than we do. Consequently, we may be unable to replace and expand current ore reserves through the acquisition of new mining properties on terms we consider acceptable. As a result, our revenues from the sale of silver and gold may decline, resulting in lower income, reduced growth and a decrease in the market price of our common stock.

Third parties may dispute our unpatented mining claims, which could result in losses affecting our business and the market price of our common stock.

      The validity of unpatented mining claims, which constitute a significant portion of our property holdings in the United States, is often uncertain and may be contested. Although we have attempted to acquire satisfactory title to undeveloped properties, we, in accordance with mining industry practice, do not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of our mining claims could result in litigation, insurance claims, and potential losses affecting our business as a whole. The price of our common stock could be affected as a result.

We are unable to obtain required consents from Arthur Andersen, our prior independent public accountants. As a result, you may be unable to recover damages from Arthur Anderson for any Securities Act or other claims.

      On July 24, 2002, we changed our independent auditors from Arthur Andersen LLP to KPMG LLP. We are generally required to obtain a written consent from our prior independent public accountants in order to include their audit report covering the audited financial statements for our 2001 and 2000 fiscal years incorporated by reference in the accompanying prospectus.

      The SEC has provided relief for companies that are unable to obtain consents from Arthur Andersen due to their ceasing operations. We have filed the registration statement of which the accompanying prospectus forms a part in reliance on the relief provided by the SEC. However, because Arthur Andersen has not provided consent in connection with such registration statement, you may not be able to recover against Arthur Andersen under Section 11 of the Securities Act.

      It is unlikely you would be able to recover damages from Andersen for a claim under Section 11 of the Securities Act or any other claim.

Risks Relating to Our Common Stock

The market price of our common stock has been volatile and may decline.

      The market price of our common stock has been volatile and may decline in the future. The high and low closing sale prices of our common stock were $1.95 and $0.65 in 2001, $2.36 and $0.79 in 2002; $5.78 and $1.16 in 2003 and $7.67 and $3.10 for the nine months ended September 30, 2004. The closing sale price at October 12, 2004 was $4.46 per share.

      The market price of our common stock historically has fluctuated widely and been affected by many factors beyond our control. These factors include:

•	the market prices of silver and gold;

•	general stock market conditions;

•	interest rates;

•	expectations regarding inflation;

•	currency values; and

•	global and regional political and economic conditions and other factors.

We do not anticipate paying dividends on our common stock, which limits the way in which you may realize any returns on your investment.

      We do not anticipate paying any cash dividends on our common stock at this time. Therefore, holders of our common stock will likely not receive a dividend return on their investment and there is a significant likelihood that holders of our common stock will not realize any value through the receipt of cash dividends.

Our future operating performance may not generate cash flows sufficient to meet our debt payment obligations, and our indebtedness could negatively impact holders of our common stock.

      Our ability to make scheduled debt payments on our outstanding indebtedness will depend on our future operating performance and cash flow. Our operating performance and cash flow, in part, are subject to economic factors beyond our control, including the market prices of silver and gold. We may not be able to generate enough cash flow to meet our obligations and commitments. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets, or issue equity to obtain the necessary funds. We cannot predict whether we will be able to refinance our debt, issue equity, or dispose of assets to raise funds on a timely basis or on satisfactory terms.

      We incurred net losses of $66.2 million in fiscal 2003, $80.8 million in fiscal 2002, and $3.1 million in fiscal 2001. These losses could continue.

      Our indebtedness could negatively impact holders of our common stock in many ways, including:

•	reducing funds available to support our business operations and for other corporate purposes because portions of our cash flow from operations must be dedicated to the payment of principal and interest on our debt;

•	impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes; and

•	making us more vulnerable to a downturn in general economic conditions or in our business.

We are subject to anti-takeover provisions in our charter and in our contracts that could delay or prevent an acquisition of Coeur even if such an acquisition would be beneficial to our stockholders.

      The provisions of our articles of incorporation and our contracts could delay or prevent a third party from acquiring us, even if doing so might be beneficial to our stockholders. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock; and

•	require that a “fair price” be paid in some business transactions.

      We have also implemented a shareholder rights plan which could delay or prevent a third party from acquiring us.

DESCRIPTION OF DEBT SECURITIES

      The following sets forth certain general terms and provisions of the indentures under which the debt securities are to be issued. The particular terms of the debt securities to be sold by us will be set forth in a prospectus supplement relating to such debt securities.

      The debt securities will represent unsecured general obligations of the Company, unless otherwise provided in the prospectus supplement. As indicated in the applicable prospectus supplement, the debt securities will either be senior debt, senior to all future subordinated indebtedness of the Company and pari passu with other current and future unsecured, unsubordinated indebtedness of the Company or, in the alternative, subordinated debt subordinate in right of payment to current and future senior debt and pari passu with other future subordinated indebtedness of the Company. The debt securities will be issued under an indenture in the form that has been filed as an exhibit to the registration statement of which this prospectus is a part, subject to such amendments or supplemental indentures as are adopted from time to time. The indentures will be executed by the Company and one or more trustees. The following summary of certain provisions of the indentures does not purport to be complete and is subject to, and qualified in its entirety by, reference to all the provisions of the indentures, including the definitions therein of certain terms. Wherever particular sections or defined terms of the indentures are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

General

      The indentures will not limit the amount of debt securities that may be issued thereunder. Reference is made to the prospectus supplement of the following terms of the debt securities offered pursuant thereto: (i) designation (including whether they are senior debt or subordinated debt and whether such debt is convertible), aggregate principal amount, purchase price and denomination; (ii) the date of maturity; (iii) interest rate or rates (or method by which such rate will be determined), if any; (iv) the dates on which any such interest will be payable and the method of payment (cash or common stock); (v) the place or places where the principal of and interest, if any, on the debt securities will be payable; (vi) any redemption or sinking fund provisions; (vii) any rights of the holders of debt securities to convert the debt securities into other securities or property of the Company; (viii) the terms, if any, on which such debt securities will be subordinate to other debt of the Company; (ix) if other than the principal amount hereof, the portion of the principal amount of the debt securities that will be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (x) any events of default in addition to or in lieu of those described herein and remedies therefor; (xi) any trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the debt securities; (xii) listing (if any) on a securities exchange; (xiii) whether such debt securities will be certificated or in book-entry form; and (xiv) any other specific terms of the debt securities, including any additional events of default or covenants provided for with respect to debt securities, and any terms that may be required by or advisable under United States laws or regulations.

      Debt securities may be presented for exchange, conversion or transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the indentures.

      Debt securities will bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that, at the time of issuance, is below the prevailing market rate, will be sold at a discount below its stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to any debt securities issued at par that is treated as having been issued at a discount for United States income tax purposes will be described in the relevant prospectus supplement.

      The indentures will not contain any covenant or other specific provision affording protection to holders of the debt securities in the event of a highly leveraged transaction or a change in control of the Company, except to the limited extent described below under “— Consolidation, Merger and Sale of Assets.” The Company’s Articles of Incorporation also contains other provisions which may prevent or limit a change of control. See “Description of Capital Stock.”

Modification and Waiver

      Each indenture will provide that modifications and amendments of such indenture may be made by the Company and the applicable trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities issued under such indenture that are affected by the modification or amendment voting as one class; provided that no such modification or amendment may, without the consent of the holder of each such debt security affected thereby, among other things: (a) extend the final maturity of such debt securities, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or reduce the amount of the principal of debt securities issued with original issue discount that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, or extend the time or reduce the amount of any payment to any sinking fund or analogous obligation relating to such debt securities, or materially and adversely affect any right to convert such debt securities in accordance with such indenture or impair or affect the right of any holder of debt securities to institute suit for the payment thereof or, if such debt securities provide therefor, any right of repayment at the option of the holder, (b) reduce the aforesaid percentage of such debt securities of any series, the consent of the holders of which is required for any such supplemental indenture, (c) reduce the percentage of such debt securities of any series necessary to consent to waive any past default under such indenture to less than a majority, or (d) modify any of the provisions of the sections of such indenture relating to supplemental indentures with the consent of the holders, except to increase any such percentage or to provide that certain other provisions of such indenture cannot be modified or waived without the consent of each holder affected thereby, provided, however, that this clause shall not be deemed to require the consent of any holder with respect to changes in the references to “the trustee” and concomitant changes in such section or the deletion of this proviso.

      Each indenture will provide that a supplemental indenture that changes or eliminates any covenant or other provision of such indenture that has expressly been included solely for the benefit of one or more particular series of debt securities, or that modifies the rights of the holders of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under such indenture of the holders of debt securities of any other series.

      The indenture in the form that has been filed as an exhibit to the registration statement of which this prospectus is a part and each supplemental indenture entered into thereunder will provide that the Company and the applicable trustee may, without the consent of the holders of any series of debt securities issued thereunder, enter into additional supplemental indentures for one of the following purposes: (1) to secure any debt securities issued thereunder; (2) to evidence the succession of another corporation to the Company and the assumption by any such successor of the covenants, agreements and obligations of the Company in such indenture and in the debt securities issued thereunder; (3) to add to the covenants of the Company or to add any additional events of default; (4) to cure any ambiguity, to correct or supplement any provision in such indenture that may be inconsistent with any other provision of such indenture or to make any other provisions with respect to matters or questions arising under such indenture, provided that such action shall not adversely affect the interests of the holders of any series of debt securities issued thereunder in any material respect; (5) to establish the form and terms of debt securities issued thereunder; (6) to evidence and provide for a successor trustee under such indenture with respect to one or more series of debt securities issued thereunder or to provide for or facilitate the administration of the trusts under such indenture by more than one trustee; (7) to permit or facilitate the issuance of debt securities in global form or bearer form or to provide for uncertificated debt securities to be issued thereunder; (8) to change or eliminate any provision of such indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any series created prior to the execution of such supplemental indenture that are entitled to the benefit of such provision; or (9) to amend or supplement any provision contained in such indenture, which was required to be contained in the indenture in order for the indenture to be qualified under the Trust indenture Act of 1939, if the Trust indenture Act of 1939 or regulations thereunder change what is so required to be included in qualified indentures, in any manner not inconsistent with what then may be required for such qualification.

Events of Default

      Unless otherwise provided in any prospectus supplement, the following will be events of default under each indenture with respect to each series of debt securities issued thereunder: (a) failure to pay principal (or premium, if any) on any series of the debt securities outstanding under such indenture when due; (b) failure to pay any interest on any series of the debt securities outstanding under such indenture when due, continued for 30 days; (c) default in the payment, if any, of any sinking fund installment when due, payable by the terms of such series of debt securities; (d) failure to perform any other covenant or warranty of the Company contained in such indenture or such debt securities continued for 90 days after written notice; (e) certain events of bankruptcy, insolvency or reorganization of the Company; and (f) any other event of default provided in a supplemental indenture with respect to a particular series of debt securities. In case an event of default described in (a), (b) or (c) above shall occur and be continuing with respect to any series of such debt securities, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of discounted debt securities, the amount specified in the terms thereof) of such series to be due and payable. In case an event of default described in (d) above shall occur and be continuing, the applicable trustee or the holders of not less than 25% in aggregate principal amount of all debt securities of each affected series then outstanding under such indenture (treated as one class) may declare the principal (or, in the case of discounted debt securities, the amount specified in the terms thereof) of all debt securities of all such series to be due and payable. If an event of default described in (e) above shall occur and be continuing then the principal amount (or, in the case of discounted debt securities, the amount specified in the terms thereof) of all the debt securities outstanding shall be and become due and payable immediately, without notice or other action by any holder or the applicable trustee, to the full extent permitted by law. Any event of default with respect to particular series of debt securities under such indenture may be waived by the holders of a majority in aggregate principal amount of the outstanding debt securities of such series (voting as a class), except in each case a failure to pay principal of or premium, if any, or interest on such debt securities or a default in respect of a covenant or provision which cannot be modified or amended without the consent of each holder affected thereby.

      Each indenture will provide that the applicable trustee may withhold notice to the holders of any default with respect to any series of debt securities (except in payment of principal of or interest or premium on, or sinking fund payment in respect of, the debt securities) if the applicable trustee considers it in the interest of holders to do so.

      The Company will be required to furnish to each trustee annually a statement as to its compliance with all conditions and covenants in the applicable indenture.

      Each indenture will contain a provision entitling the applicable trustee to be indemnified by the holders before proceeding to exercise any trust or power under such indenture at the request of such holders. Each indenture will provide that the holders of a majority in aggregate principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceedings for any remedy available to the applicable trustee or of exercising any trust or power conferred upon the applicable trustee with respect to the debt securities of such series; provided, however, that the applicable trustee may decline to follow any such direction if, among other reasons, the applicable trustee determines in good faith that the actions or proceedings as directed may not lawfully be taken, would involve the applicable trustee in personal liability or would be unduly prejudicial to the holders of the debt securities of such series not joining in such direction. The right of a holder to institute a proceeding with respect to the applicable indenture will be subject to certain conditions precedent including, without limitation, that the holders of not less than 25% in aggregate principal amount of the debt securities of such series then outstanding under such indenture make a written request upon the applicable trustee to exercise its powers under such indenture, indemnify the applicable trustee and afford the applicable trustee reasonable opportunity to act, but the holder has an absolute right to receipt of the principal of, premium, if any, and interest when due on the debt securities, to require conversion of debt securities if such indenture provides for convertibility at the option of the holder and to institute suit for the enforcement thereof.

Consolidation, Merger and Sale of Assets

      Each indenture will provide that the Company may not consolidate with, merge into or sell, convey or lease all or substantially all of its assets to any person unless the Company is the surviving corporation or the successor person is a corporation organized under the laws of any domestic jurisdiction and assumes the Company’s obligations on the debt securities issued thereunder, and under such indenture, and after giving effect thereto no event of default, and no event that, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing, and that certain other conditions are met.

Certain Covenants

      Existence. Except as permitted under “— Consolidation, Merger or Sale of Assets,” the indentures will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (by Articles of Incorporation, Bylaws and statute) and franchises; provided, however, that the Company will not be required to preserve any right or franchise if its board of directors determines that the preservation thereof is no longer desirable in the conduct of its business.

      Maintenance of Properties. The indentures will require the Company to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its subsidiaries will not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

      Insurance. The indentures will require the Company to cause each of its and its subsidiaries’ insurable properties to be insured against loss or damage with insurers of recognized responsibility and, if described in the applicable prospectus supplement, in specified amounts and with insurers having a specified rating from a recognized insurance rating service.

      Payment of Taxes and Other Claims. The indentures will require the Company to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of the Company or any subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith.

      Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the indentures will require the Company, within 15 days of each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the SEC if the Company were so subject, (i) to transmit by mail to all holders of debt securities, as their names and addresses appear in the applicable register for such debt securities, without cost to the holders, copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such sections, (ii) to file with the applicable trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such sections and (iii) to supply, promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of the documents to any prospective holder.

      Additional Covenants. Any additional covenants of the Company with respect to any series of debt securities will be set forth in the prospectus supplement relating thereto.

Conversion Rights

      The terms and conditions, if any, upon which the debt securities are convertible into Common Stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of redemption of such debt securities and any restrictions on conversion.

Discharge, Defeasance and Covenant Defeasance

      Each indenture will provide with respect to each series of debt securities issued thereunder that the Company may terminate its obligations under such debt securities of a series and such indenture with respect to debt securities of such series if: (i) all debt securities of such series previously authenticated and delivered, with certain exceptions, have been delivered to the applicable trustee for cancellation and the Company has paid all sums payable by it under the indenture; or (ii) (A) the debt securities of such series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the applicable trustee for giving the notice of redemption, (B) the Company irrevocably deposits in trust with the applicable trustee, as trust funds solely for the benefit of the holders of such debt securities, for that purpose, money or U.S. government obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable trustee), without consideration of any reinvestment, to pay principal of and interest on the debt securities of such series to maturity or redemption, as the case may be, and to pay all other sums payable by it under such indenture, and (C) the Company delivers to the applicable trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such indenture relating to the satisfaction and discharge of such indenture with respect to the debt securities of such series have been complied with. With respect to the foregoing clause (i), only the Company’s obligations to compensate and indemnify the applicable trustee under the indenture shall survive. With respect to the foregoing clause (ii) only the Company’s obligations to execute and deliver debt securities of such series for authentication, to maintain an office or agency in respect of the debt securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of debt securities of such series, to deliver debt securities of such series for replacement or to be canceled, to compensate and indemnify the applicable trustee and to appoint a successor trustee, and its right to recover excess money held by the applicable trustee shall survive until such debt securities are no longer outstanding. Thereafter, only the Company’s obligations to compensate and indemnify the applicable trustee and its right to recover excess money held by the applicable trustee shall survive.

      Each indenture will provide that the Company (i) will be deemed to have paid and will be discharged from any and all obligations in respect of the debt securities issued thereunder of any series, and the provisions of such indenture will, except as noted below, no longer be in effect with respect to the debt securities of such series and (ii) may omit to comply with any term, provision, covenant or condition of such indenture, and such omission shall be deemed not to be an event of default under clause (d) of the first paragraph of “— Events of Default” with respect to the outstanding debt securities of such series; provided that the following conditions shall have been satisfied: (A) the Company has irrevocably deposited in trust with the applicable trustee as trust funds solely for the benefit of the holders of the debt securities of such series, for payment of the principal of and interest of the debt securities of such series, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the applicable trustee, to pay and discharge the principal of and accrued interest on the outstanding debt securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the applicable trustee), as the case may be; (B) such deposit will not result in a breach or violation of, or constitute a default under, such indenture or any other material agreement or instrument to which the Company is a party or by which it is bound; (C) no default with respect to such debt securities of such series shall have occurred and be continuing on the date of such deposit; (D) the Company shall have delivered to such trustee an opinion of counsel that (1) the holders of the debt securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of the Company’s exercise of its option under this provision of such indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred, and (2) the holders of the debt securities of such series have a valid security interest in the trust funds subject to no prior liens under the Uniform Commercial Code; and (E) the Company has delivered to the applicable trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such indenture relating to the defeasance contemplated have been complied with. In the case of legal defeasance under clause (i) above, the opinion of counsel referred to in clause (D)(l) above may be replaced by a ruling directed to the applicable trustee received from the Internal Revenue Service to the same effect. Subsequent to a legal defeasance under clause (i) above, the Company’s obligations to execute and deliver debt securities of such series for authentication, to maintain an office or agency in respect of the debt securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of debt securities of such series, to deliver debt securities of such series for replacement or to be canceled, to compensate and indemnify the applicable trustee and to appoint a successor trustee, and its right to recover excess money held by the applicable trustee shall survive until such debt securities are no longer outstanding. After such debt securities are no longer outstanding, in the case of legal defeasance under clause (i) above, only the Company’s obligations to compensate and indemnify the applicable truste e and its right to recover excess money held by the applicable trustee shall survive.

Applicable Law

      The indentures will provide that the debt securities and the indentures will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF WARRANTS

      We may issue warrants for the purchase of our debt securities, preferred stock, or common stock or units of two or more of these types of securities. Warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from these securities. Each series of warrants will be issued under a separate warrant agreement. We will distribute a prospectus supplement with regard to each issue or series of warrants.

Warrants to Purchase Debt Securities

      Each prospectus supplement for warrants to purchase debt securities will describe:

•	the title of the debt warrants;

•	the aggregate number of the debt warrants;

•	the price or prices at which the debt warrants will be issued;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	if applicable, the number of the warrants issued with a specified principal amount of our debt securities or each share of our preferred stock or common stock;

•	if applicable, the date on and after which the debt warrants and the related securities will be separately transferable;

•	the principal amount of and exercise price for debt securities that may be purchased upon exercise of each debt warrant;

•	the maximum or minimum number of the debt warrants which may be exercised at any time;

•	if applicable, a discussion of any material federal income tax considerations; and

•	any other material terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

      Certificates for warrants to purchase debt securities will be exchangeable for new debt warrant certificates of different denominations. Warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement.

Warrants to Purchase Preferred Stock and Common Stock

      Each prospectus supplement for warrants to purchase preferred stock or common stock, will describe:

•	the title of the warrants;

•	the securities for which the warrants are exercisable;

•	the price or prices at which the warrants will be issued;

•	if applicable, the number of the warrants issued with a specified principal amount of our debt securities or each share of our preferred stock or common stock;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	any provisions for adjustment of the number or amount of shares of our preferred stock or common stock receivable upon exercise of the warrants or the exercise price of the warrants;

•	if applicable, a discussion of material federal income tax considerations; and

•	any other material terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Exercise of Warrants

      Each warrant will entitle the holder of the warrant to purchase the principal amount of debt securities or shares of preferred stock or common stock at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered in the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

      Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities or shares of preferred stock or common stock to be purchased upon such exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

      Prior to the exercise of any warrants to purchase debt securities, preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

•	in the case of warrants for the purchase of debt securities, the right to receive payments of principal of, or any premium or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

DESCRIPTION OF CAPITAL STOCK

Common Stock

      We are authorized to issue up to 500,000,000 shares of common stock, par value $1.00 per share, of which, at September 30, 2004:

•	213,260,559 shares were outstanding and 1,059,211 shares were held as treasury stock;

•	23,684,211 shares were reserved for issuance upon the conversion of our $180 million principal amount of outstanding 1.25% Convertible Senior Notes due 2024;

•	7,658,551 shares were reserved for issuance under our Executive Compensation Program; and

•	1,109,706 shares were reserved for issuance under our Non-Employee Directors Stock Option Plan.

      The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Holders may not cumulate their votes in elections of directors. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other security. The outstanding common stock is fully-paid and non-assessable.

      Our Articles of Incorporation include in effect a fair price provision, applicable to some business combination transactions in which we may be involved. The provision requires that an interested shareholder (defined to mean a beneficial holder of 10% or more of our outstanding shares of common stock) not engage in specified transactions (e.g., mergers, sales of assets, dissolution and liquidation) unless one of three conditions is met:

•	a majority of the directors who are unaffiliated with the interested shareholder and were directors before the interested shareholder became an interested shareholder approve the transaction;

•	holders of 80% or more of the outstanding shares of common stock approve the transaction; or

•	the shareholders are all paid a “fair price,” i.e., generally the higher of the fair market value of the shares or the same price as the price paid to shareholders in the transaction in which the interested shareholder acquired its block.

      By discouraging some types of hostile takeover bids, the fair price provision may tend to insulate our current management against the possibility of removal. We are not aware of any person or entity proposing or contemplating such a transaction.

      The transfer agent and registrar for our common stock, which is listed on the New York Stock Exchange, is ChaseMellon Shareholder Services, L.L.C., Ridgefield Park, N.J.

Preferred Stock

      We are authorized to issue up to 10,000,000 shares of preferred stock, par value $1.00 per share, no shares of which are outstanding. The Board of Directors has the authority to determine the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, redemption prices, sinking fund terms on any series of preferred stock, the number of shares constituting any such series and the designation thereof. Holders of preferred stock have no preemptive rights. The Company reserves for issuance a sufficient number of Series B Preferred Stock for operation of its rights plan, as described below.

      On May 11, 1999, the Board of Directors of the Company declared a dividend distribution of one right for each outstanding share of our common stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series B Preferred Stock at a purchase price of $100 in cash, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement, dated as of May 11,

1999, between us and ChaseMellon Shareholder Services, L.L.C., as rights agent. The rights are not exercisable or detachable from the common stock until ten days after any person or group acquires 20% or more (or commences a tender offer for 30% or more) of our common stock. If any person or group acquires 30% or more of our common stock or acquires us in a merger or other business combination, each right (other than those held by the acquiring person) will entitle the holder to purchase preferred stock of Coeur d’Alene Mines or common stock of the acquiring company having a market value of approximately two times the $100 exercise price. The rights expire on May 24, 2009, and can be redeemed by us at any time prior to their becoming exercisable. Shares of common stock issued prior to the expiration date of the rights upon conversion of our debentures will be accompanied by rights.

PLAN OF DISTRIBUTION

      The securities being offered by this prospectus may be sold by us:

•	through agents,

•	to or through underwriters,

•	through broker-dealers (acting as agent or principal),

•	directly by us to purchasers, through a specific bidding or auction process or otherwise, or

•	through a combination of any such methods of sale.

      The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on the New York Stock Exchange or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts. If such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act.

      Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

      If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. The applicable prospectus supplement will set forth the managing underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and prospectus supplement will be used by the underwriters to resell the securities.

      If a dealer is used in the sale of the securities, we, or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

      We may directly solicit offers to purchase the securities and we may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

      Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. If required, the prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries in the ordinary course of business.

      Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

      Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

      Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered securities. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

LEGAL MATTERS

      The legality of the debt securities offered hereby will be passed upon for us by Gibson, Dunn & Crutcher, LLP, Los Angeles, California. The legality of the common stock, preferred stock and warrants offered hereby will be passed upon for us by William F. Boyd.

EXPERTS

      The consolidated financial statements of Coeur d’Alene Mines Corporation as of December 31, 2003 and 2002, and for the years then ended have been incorporated by reference in this prospectus, and elsewhere in the registration statement of which this prospectus forms a part, in reliance upon the report of KPMG LLP, independent registered accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      The audit report covering the December 31, 2003 financial statements refers to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, as of January 1, 2003.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549; The Woolworth Building, 233 Broadway, New York, New York 10279; and 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities.

      We filed a registration statement on Form S-3 with the SEC to register the securities being offered in this prospectus. This is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 9, 2004, as amended on August 16, August 19 and August 25, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the SEC on August 16, 2004, as amended on August 19, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 10, 2004, as amended on August 16 and August 19, 2004;

•	Our Current Reports on Form 8-K filed on August 10, September 3 and September 9, 2004; and

•	The description of our common stock contained in our Registration Statement on Form 8-A (File No. 1-08641), filed March 28, 1990, and any amendments or reports filed for the purpose of updating that description.

      Whenever after the date of this prospectus, we file reports or documents under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, as amended, those reports and documents will be deemed to be part of this prospectus from the time they are filed. If anything in a report or document we file after the date of this prospectus changes anything in it, this prospectus will be deemed to be changed by that subsequently filed report or document beginning on the date the report or document is filed.

      You may request a copy of these filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

Corporate Secretary

Coeur d’Alene Mines Corporation
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814

      Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.